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SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number : 1-14118

INFORMATION CIRCULAR

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that an Annual Meeting of the holders of Multiple Voting Shares and Subordinate Voting Shares of Quebecor World Inc. ("Quebecor World" or the "Corporation") will be held in Studio "A" at 1425 Alexandre-DeSève, Montreal, Quebec, Canada on Tuesday, May 10, 2005 at 10:00 a.m. (the "Meeting"), for the purposes of:

1.
receiving the audited consolidated financial statements of the Corporation for the year ended December 31, 2004 and the Auditors' Report thereon;

2.
electing the directors of the Corporation;

3.
appointing the auditors of the Corporation and authorizing the Board of Directors to determine their remuneration;

4.
considering the shareholder proposal set out in Schedule C to the Information Circular; and

5.
transacting such other business as may properly be brought before the Meeting.

Enclosed is a copy of the Information Circular of the Corporation and a form of proxy. If it had been requested by you, you will have already received a copy of the 2004 Annual Report of the Corporation including the audited consolidated financial statements and the Auditors' Report thereon.

BY ORDER OF THE BOARD OF DIRECTORS

Louis St-Arnaud Senior Vice President, Legal Affairs and Corporate Secretary
Montreal, Canada March 24, 2005

IMPORTANT

Shareholders registered at the close of business on March 22, 2005 are entitled to receive notice of the Meeting. Shareholders who are unable to attend the Meeting in person are urged to complete and sign the enclosed form of proxy and return it in the postage-paid envelope provided for that purpose. To be valid, proxies must be received at the office of the Secretary of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, or c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than May 6, 2005 at 5:00 p.m. (local time).

INFORMATION CIRCULAR

612 St. Jacques Street
Montreal, Quebec
Canada
H3C 4M8

        This Information Circular (the "Circular") is furnished in connection with the solicitation by the Management of Quebecor World Inc. ("Quebecor World" or the "Corporation") of proxies for use at the Annual Meeting of Shareholders of the Corporation to be held on Tuesday, May 10, 2005 (the "Meeting") at the time and place and for the purposes mentioned in the Notice of Meeting and at any and all adjournments thereof.

        Except as otherwise indicated, the information contained herein is given as at March 15, 2005. All dollar amounts appearing in this Circular are in Canadian dollars, except if another currency is specifically mentioned. On December 31, 2004, the Bank of Canada quoted the closing exchange rate between the Canadian dollar and the U.S. dollar at CDN$1.2020 per US$1.00.

        The solicitation of proxies is made primarily by mail. However, officers and employees of the Corporation may solicit proxies directly, but without additional compensation. In addition, the Corporation will, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of shares of the Corporation. The cost of soliciting proxies will be borne by the Corporation. This cost is expected to be nominal.

SECTION 1 — Voting and Proxies

Who can vote?

        Holders of Multiple Voting Shares and Subordinate Voting Shares whose names appear on the list of shareholders prepared at the close of business on March 22, 2005 (the "Record Date") will be entitled to vote at the Meeting and any adjournment thereof if present or represented by proxy at the Meeting. As at March 15, 2005, there were 46,987,120 Multiple Voting Shares and 85,957,972 Subordinate Voting Shares issued and outstanding.

        The Subordinate Voting Shares, each of which carries the right to one vote, are restricted shares (within the meaning of Canadian regulations respecting securities) in that they do not carry equal voting rights to the Multiple Voting Shares, each of which carries the right to ten votes. As of March 15, 2005, 15.46% of all voting rights in the Corporation were attached to the Subordinate Voting Shares. The articles of the Corporation do not contain any rights or provisions applicable to holders of Subordinate Voting Shares of the Corporation where a take-over bid is made for the Multiple Voting Shares. However, the Corporation's significant shareholder, Quebecor inc. ("Quebecor"), has provided undertakings in favour of the holders of Subordinate Voting Shares in certain circumstances where a take-over bid is made for the Multiple Voting Shares. See "Undertakings in Favour of Holders of Subordinate Voting Shares" below.

        To the knowledge of the directors and officers of the Corporation, the only persons who beneficially own or exercise control or direction over more than 10% of the shares of any class of voting shares of the Corporation are Quebecor, directly and through a wholly-owned subsidiary, namely 4032667 Canada Inc., and AIM Funds Management Inc. As at March 15, 2005, Quebecor held a total of 46,911,277 Multiple Voting Shares issued and outstanding, representing 99.84% of the Multiple Voting Shares issued and outstanding and 84.40% of all the voting rights in the Corporation. Based on the last alternative monthly report filed by AIM Funds Management Inc. on SEDAR, it exercises control or direction over 12,878,480 Subordinate Voting Shares, representing 14.98% of all Subordinate Voting Shares issued and outstanding and 2.32% of all the voting interests in the Corporation.

What will I be voting on?

        Shareholders will be voting on (i) the election of directors of the Corporation, (ii) the appointment of KPMG LLP as the auditors of the Corporation, and (iii) the shareholder proposal set out in Schedule C to this Circular.

How will these matters be decided at the Meeting?

        The matters submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares, voting as a single class, present at the Meeting in person or by proxy.

How do I vote?

        If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below. If your shares are held in the name of a nominee, please see the instructions below under "How can a non-registered shareholder vote?"

How do I vote by proxy?

        You may appoint someone else to vote for you as your proxyholder by using the accompanying form of proxy. The persons named as proxyholders in the accompanying form of proxy are directors and officers of the Corporation. However, you have the right to appoint as proxyholder a person (who is not required to be a shareholder) other than the persons whose names are printed as proxyholders in the accompanying form of proxy, by striking out the printed names and inserting the name of your chosen proxyholder in the blank space provided for that purpose in the form of proxy.

        To be valid, proxies must be received at the office of the Secretary of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, or c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than May 6, 2005 at 5:00 p.m. (local time).

How will my shares be voted if I give my proxy?

        The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the instructions of the shareholder appointing them. Unless otherwise indicated, the voting rights attaching to the shares represented by a form of proxy will be voted "FOR" in respect of the election of directors and the appointment of auditors. If a shareholder does not provide instructions as to how he or she wishes his or her shares to be voted in respect of the shareholder proposal submitted to the Corporation for consideration at the Meeting and reproduced at Schedule C to the Circular, then no vote will be registered or counted with respect to the shareholder proposal for such shareholder.

        The enclosed proxy confers discretionary authority upon the persons named therein with respect to all amendments to matters identified in the Notice of Meeting and to any other matter which may properly come before the Meeting. Management knows of no such amendments, variations or other matters to come before the Meeting.

If I change my mind, how can I revoke my proxy?

        A shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or by his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an instrument in writing executed by an officer or attorney thereof duly authorized, and deposited at the office of the Secretary of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, at any time until 5:00 p.m. (local time) on the last business day preceding the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such Meeting, on the day of the Meeting or any adjournment thereof, or in any other manner permitted by applicable law.

Who is a non-registered shareholder?

        If your shares are not registered in your name and are held in the name of a "nominee" (usually a bank, trust company, securities dealer or broker or any other financial institution), you are a non-registered shareholder. If your shares are listed in an account statement provided to you by such a nominee, those shares will, in all likelihood, not be registered in your name.

        Shares held by such nominees on behalf of a client can only be voted at the direction of the non-registered shareholder. Without specific instructions, the nominees are prohibited from voting shares for their clients.

How can a non-registered shareholder vote?

        Non-registered shareholders may vote shares that are held by their nominees in one of two manners. Applicable securities laws and regulations, including National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees either a request for voting instructions or a proxy form for the number of shares held by them. The nominees' voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.

        Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.

        Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholder and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Non-registered shareholders should not otherwise complete the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

How can I contact the transfer agent?

        You can contact the transfer agent either by mail at Computershare Trust Company of Canada, Stock Transfer Services, 1500 University Street, Suite 700, Montreal, Quebec, Canada, H3A 3S8, by telephone at 1-800-564-6253 or (514) 982-7270, or by e-mail at service@computershare.com.

Undertakings in Favour of Holders of Subordinate Voting Shares

        Under applicable law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In compliance with the rules of The Toronto Stock Exchange (the "TSX"), Quebecor entered into an agreement (the "Trust Agreement") with Computershare Trust Company of Canada (the "Trustee"), 4032667 Canada Inc. (a corporation wholly-owned by Quebecor) and the Corporation, pursuant to which Quebecor has undertaken not to sell, directly or indirectly, any Multiple Voting Shares owned by it pursuant to a take-over bid, as defined by applicable securities legislation, under circumstances where such securities legislation would have required that the same offer be made to holders of Subordinate Voting Shares, as if such holders were holders of Multiple Voting Shares. Under current rules, this would include a sale of Multiple Voting Shares by Quebecor at a price per share in excess of 115% of the market price of the Subordinate Voting Shares as determined under such legislation (generally the twenty-day average trading price of such shares prior to a bid). This undertaking does not apply if: (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer with terms at least as favourable as the terms of the offer to purchase Multiple Voting Shares is made concurrently to all holders to purchase Subordinate Voting Shares at a price per share at least as high as the highest price per share paid in connection with the take-over bid for the Multiple Voting Shares, which offer has no condition attached other than the right not to take up and pay for the Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares, or (b) there is a concurrent unconditional offer, of which all its terms are at least as favourable to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid in connection with the take-over bid for the Multiple Voting Shares.

        The Trust Agreement permits, subject to compliance with applicable securities legislation, certain indirect sales resulting from the acquisition of shares of a corporation which, directly or indirectly, controls the Corporation, or controls or is controlled by Quebecor where (i) the transferor and transferee are each members of the "Péladeau Family" (except that any indirect sale within the "Péladeau Family", other than to descendants in direct line, will not be permitted), and (ii) no such transferee is a party to any arrangement under which any other person would participate in the ownership of, or have control or direction over more than 10% of the votes or 50% of the equity of such corporation, Quebecor or the Corporation. The term "Péladeau Family" means collectively (i) any descendants, born or to be born, of the late Pierre Péladeau, founder of Quebecor, (ii) any existing or future trust primarily for one or several descendants, born or to be born, of the late Pierre Péladeau and their existing or future spouses in fact or in law, and (iii) any and all existing or future corporations where at least 90% of the votes attached to all outstanding Voting Shares and at least 50% of all outstanding equity shares are controlled, directly or indirectly, by any one or more of the foregoing.

        Under the Trust Agreement, a take-over bid for Quebecor is not deemed to be a take-over bid for Multiple Voting Shares for purposes of the Trust Agreement, if the total assets of the Corporation, as a result of the consolidation of the assets of the Corporation in the books of Quebecor, are not greater than 80% of the total assets of Quebecor on a consolidated basis. The foregoing shall not be construed to limit any rights of the holders of Subordinate Voting Shares under applicable securities legislation. As at December 31, 2004, the total assets of the Corporation represented approximately 51.94% of the consolidated total assets of Quebecor.

        Under the Trust Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledge as security) or of securities convertible into Multiple Voting Shares by a holder of Multiple Voting Shares party to the agreement or any person or company which it controls (a "Disposition") is conditional upon the transferee becoming a party to an agreement on substantially similar terms and conditions as are contained in the Trust Agreement. The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, shall not constitute a Disposition for purposes of the Trust Agreement.

        The Trust Agreement provides that if a person or company carries out a sale (including an indirect sale) in respect of any Multiple Voting Shares in contravention of the Trust Agreement and, following such sale, such Multiple Voting Shares are still owned by Quebecor, Quebecor shall neither from the time such sale becomes effective nor thereafter: (a) dispose of any of such Multiple Voting Shares or convert them into Subordinate Voting Shares, in either case without the prior written consent of the Trustee; or (b) exercise any voting rights attaching to such Multiple Voting Shares except in accordance with the written instructions of the Trustee. The Trustee may attach conditions to any consent the Trustee gives in exercising its rights and shall exercise such rights (i) in the best interest of the holders of the Subordinate Voting Shares, other than Quebecor and holders who, in the opinion of the Trustee, participated directly or indirectly in the transaction that triggered the operation of this provision (ii) in accordance with the Canada Business Corporations Act and the applicable securities legislation. Notwithstanding a sale of shares of Quebecor which constitutes an indirect sale of Multiple Voting Shares in contravention of the Trust Agreement, Quebecor shall have no liability under the Trust Agreement in respect of such sale, provided that Quebecor is in compliance with all other provisions of the Trust Agreement including, without limitation, the foregoing provision.

        The Trust Agreement contains provisions for the authorization of action by the Trustee to enforce the rights thereunder on behalf of the holders of the Subordinate Voting Shares. The obligation of the Trustee to take such action will be conditional on the Corporation, a holder of Multiple Voting Shares alleged to be in default or holders of the Subordinate Voting Shares providing such funds and indemnity as the Trustee may require. No holder of Subordinate Voting Shares will have the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless the Trustee fails to act on a request authorized by holders of not less than 10% of the then outstanding Subordinate Voting Shares within thirty (30) days after provision of reasonable funds and indemnity to the Trustee.

        The Trust Agreement provides that it may not be amended, and no provision thereof may be waived, except with the approval of: (a) the holders of Multiple Voting Shares who are party to the Agreement; and (b) at least two-thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment or waiver, which two-thirds majority shall include a simple majority of the votes cast by holders of Subordinate Voting Shares, excluding the holders of Multiple Voting Shares party to the Agreement and their affiliates and any persons who have an agreement to purchase Multiple Voting Shares on terms which would constitute a sale for purposes of the Trust Agreement other than as permitted thereby, prior to giving effect to such amendment or waiver.

        No provision of the Trust Agreement shall limit the right of any holder of Subordinate Voting Shares under applicable securities legislation.

SECTION 2 — Business of the Meeting

Management's Report and Financial Statements

        The Management's Report, the audited consolidated financial statements and the Auditors' report thereon, for the years ended December 31, 2004, 2003 and 2002 which are included in the Corporation's 2004 Annual Report, will be submitted to the shareholders at the Meeting, but no vote with respect thereto is required nor will one be taken.

Election of Directors

        The articles of the Corporation provide that the Board of Directors shall consist of a minimum of three and a maximum of 15 directors. It is proposed by the Management of the Corporation that twelve directors be elected for the current year. The term of office of each director so elected will expire upon the election of his or her successor unless he or she shall resign from his or her office or his or her office shall become vacant by death, removal or other cause. The Management of the Corporation does not contemplate that any of the nominees for election at the Meeting will be unable, or for any reason will become unwilling, to serve as a director but, if that should occur prior to the election, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion unless the shareholder has specified that his or her shares are to be withheld from voting on the election of directors.

        All nominees whose nomination as director is hereby submitted are currently directors of the Corporation, with the exception of Ms. Monique Leroux. Ms. Eileen A. Mercier is not standing for re-election to the Board of Directors this year at the Meeting.

        Except where authority to vote on the election of directors is withheld, the persons named in the accompanying form of proxy will vote for the election of the twelve nominees whose names are hereinafter set forth.

        The following table sets forth certain information in respect of the nominees for election to the Board of Directors. Except where indicated or as disclosed in previous management proxy circulars of the Corporation, all nominees have been engaged in the principal occupation next to their names for more than five years.

Name	Principal Occupation	Director since	Subordinate Voting Shares Owned or Controlled Directly or Indirectly(1)	Units held under the DSU Plan(2)
Reginald K. Brack(A)(B)(E) Connecticut, United States	Corporate Director	2000	2,000	6,828
Derek H. Burney, O.C.(B)(D)(E) Ontario, Canada	Corporate Director	2003	—	5,936
Robert Coallier(A)(B)(E) Quebec, Canada	Global Chief Business Development Officer, Molson Coors Brewing Company (Brewery)(3)	1991	—	14,211
James Doughan(C) Arizona, United States	Corporate Director	2001	—	8,350
The Honourable Richard C. Holbrooke(C) New York, United States	Vice-Chairman of the Board of Perseus, LLC (Private equity fund management company)	2003	—	3,976
Monique F. Leroux Quebec, Canada	Chief Financial Officer of Desjardins Group (Financial products and services group)(4)	N/A	—(5)	—

Name	Principal Occupation	Director since	Subordinate Voting Shares Owned or Controlled Directly or Indirectly(1)	Units held under the DSU Plan(2)
The Right Honourable Brian Mulroney, P.C., C.C., LL.D.(B) Quebec, Canada	Chairman of the Board of the Corporation and Senior Partner, Ogilvy Renault LLP (Barristers and Solicitors)	1997	4,900(6)	67,551(7)
Jean Neveu Quebec, Canada	Chairman of the Board of Quebecor (Communications holding company) and Chairman of the Board of TVA Group inc. (Television broadcasting company)	1989	4,033(8)	6,301
Robert Normand(A)(D) Quebec, Canada	Corporate Director	1999	1,000	15,121
Érik Péladeau Quebec, Canada	Vice Chairman of the Board of the Corporation, Chairman of the Board of Quebecor Media Inc. (Communications company) and Vice Chairman of the Board of Quebecor (Communications holding company)	1989	504(9)(10)	2,615
Pierre Karl Péladeau(B) Quebec, Canada	President and Chief Executive Officer of the Corporation, President and Chief Executive Officer of Quebecor (Communications holding company)	1989	25,976(10)(11)	6,798(12)
Alain Rhéaume(A)(D)(E) Quebec, Canada	Executive Vice President of Rogers Wireless Inc. and President of Fido (Integrated wireless voice and data communications company)(13)	1997	—	10,494

(A)	Member of the Audit Committee	(D)	Member of the Human Resources and Compensation Committee
(B)	Member of the Executive Committee	(E)	Member of the Nominating and Corporate Governance Committee
(C)	Member of the Pension Committee
(1)
This information has been provided to the Corporation by the respective nominees. This information excludes shares of subsidiaries of the Corporation that may be owned by a nominee director in order to qualify as a director of such subsidiaries under applicable law.

(2)
The amounts in this column are provided as of March 1, 2005. In 2000, the Corporation implemented a Directors Deferred Stock Unit Plan for the benefit of its directors. See "SECTION 3 — COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS — Compensation of Directors" at page 9 of this Circular.

(3)
Mr. Coallier has been serving as Global Chief Business Development Officer, Molson Coors Brewing Company since February 2005. From July 2004 until February 2005, he served as Executive Vice President, Corporate Strategy and International Operations of Molson Inc., and from July 2002 to June 2004 as President and Chief Executive Officer of Cervejarias Kaiser (a brewing company in Brazil and a subsidiary of Molson Inc.). From May 2000 until July 2002, Mr. Coallier was Executive Vice President and Chief Financial Officer of Molson Inc.

(4)
Ms. Leroux has served as Chief Financial Officer of Desjardins Group since August 2004. Prior to that, she was the President of Desjardins Financial Corporation and Chief Executive Officer of its subsidiaries from July 2001. From June 2000 until July 2001, Ms. Leroux held the position of Senior Executive Vice-President and Chief Operating Officer at Quebecor. From July 1995 until June 2000, she was Senior Vice-President, Quebec and Senior Vice-President Finance (Head Office) of Royal Bank of Canada.
(5)
Ms. Leroux owns 600 Class B Subordinate Voting Shares of Quebecor.

(6)
On October 31, 2001, the Board of Directors granted The Right Honourable Brian Mulroney 50,000 options to subscribe for an equal number of Subordinate Voting Shares at an exercise price of $33.50 per share. In addition, on February 3, 2003, the Board of Directors granted Mr. Mulroney options to subscribe for 100,000 Subordinate Voting Shares at an exercise price of US$23.746 per share. Mr. Mulroney also owns 1,000 Class A Multiple Voting Shares of Quebecor.

(7)
Includes units attributed to The Right Honourable Brian Mulroney in his capacity as Chairman of the Board of Directors of the Corporation.

(8)
Mr. Neveu also owns 65,614 Class B Subordinate Voting Shares of Quebecor.

(9)
Mr. Érik Péladeau owns 140 Class B Subordinate Voting Shares of Quebecor and he controls Cie de Publication Alpha inc., which holds 5,200 Class B Subordinate Voting Shares of Quebecor. On February 14, 2003, the Human Resources and Compensation Committee of the Corporation granted Mr. Péladeau options to subscribe for 100,000 Subordinate Voting Shares at an exercise price of $33.648 per share.

(10)
Les Placements Péladeau inc., a corporation controlled by a trust constituted for the benefit of Messrs. Érik Péladeau and Pierre Karl Péladeau, has voting control of Quebecor, the Corporation's parent company, with 17,349,264 Class A Multiple Voting Shares and 19,800 Class B Subordinate Voting Shares of Quebecor. The aforementioned trust also exercises control over Gestion Péladeau inc., which holds 43,700 Class A Multiple Voting Shares of Quebecor.

(11)
Mr. Pierre Karl Péladeau also owns 3,200 Class A Multiple Voting Shares of Quebecor.

(12)
No compensation paid for services rendered as director since March 2004, when Mr. Pierre Karl Péladeau was appointed President and Chief Executive Officer of the Corporation.

(13)
Mr. Rhéaume became Executive Vice President of Rogers Wireless Inc. and President of Fido in November 2004. Mr. Rhéaume served as President and Chief Operating Officer of Microcell Solutions Inc. from May 2003 until November 2004. He was President and Chief Executive Officer of Microcell PCS from February 2001 to April 2003.

Additional Disclosure Relating to Proposed Directors

        The table below indicates the name of each publicly traded corporation's board of directors (other than the Corporation's) on which the nominees for election to the Board of Directors of the Corporation sit:

Directors	Name of the corporation
Reginald K. Brack	Interpublic Group of Companies Inc.
Derek H. Burney, O.C.	New Brunswick Power Corporation Shell Canada Limited
The Honourable Richard C. Holbrooke	American International Group, Inc. Human Genome Sciences, Inc.
The Right Honourable Brian Mulroney, P.C., C.C., LL.D.	America Online Latin America Inc. Archer-Daniels-Midland Company Barrick Gold Corporation Cendant Corporation Quebecor Trizec Properties Inc.
Monique Leroux	Rona inc.
Jean Neveu	Quebecor TVA Group inc.
Robert Normand	Aurizon Mines Ltd. Cambior Inc. Enerplus Resources Fund ING Canada Inc. Sportscene Restaurants Inc.
Érik Péladeau	The Jean Coutu Group (PJC) Inc. Quebecor TVA Group inc.
Pierre Karl Péladeau	Quebecor
Alain Rhéaume	ACS Media Income Fund

        The following tables set forth the record of attendance of the nominees at meetings of the Board of Directors and its Committees and the number of meetings of the Board of Directors and its Committees held between May 5, 2004, the date of the Corporation's last annual meeting of shareholders, and March 15, 2005.

	Number of meetings attended/ Number of meetings held(1)
Directors	Board		Committees
Reginald K. Brack	13/14		11/13
Derek H. Burney, O.C.	14/14		19/19
Robert Coallier	13/14		13/13
James Doughan	13/14		7/7
The Honourable Richard C. Holbrooke	10/13	(2)	6/7
The Right Honourable Brian Mulroney, P.C., C.C., LL.D.	12/13	(2)	—
Jean Neveu	12/13	(2)	N/A
Robert Normand	14/14		16/18
Érik Péladeau	12/13	(2)	N/A
Pierre Karl Péladeau	12/13	(2)	—
Alain Rhéaume	14/14		26/26
Overall Attendance Rate:	93%		95%

(1)
Since becoming a director or a member of the relevant committee(s).

(2)
The related directors were not present at one of the meetings of the Board of Directors held since May 5, 2004 that was intended to be a meeting of only unrelated, independent members of the Board of Directors.

Summary of Board of Directors and Committee Meetings Held
Board of Directors	14
Executive Committee	None
Audit Committee	7
Human Resources and Compensation Committee	13
Pension Committee	7
Nominating and Corporate Governance Committee	6

        To the knowledge of the Corporation and based upon information provided to it by the nominees for election to the Board of Directors, no such nominee:

  (a)
  is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including Quebecor World) that, while such person was acting in that capacity:

  (i)
  was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

    (ii)
    was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

    (iii)
    within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

  (b)
  has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

  except for the following:

    •
    Mr. Robert Normand, who served as a director of Concert Industries Ltd. when it and its Canadian operating subsidiaries announced on August 5, 2003 that they had filed for protection under the Companies' Creditors Arrangement Act (the "CCAA"). Concert Industries Ltd. was restructured and a plan of compromise and arrangement for its operating subsidiaries was approved in December 2004 allowing them to emerge from the CCAA proceedings. Mr. Normand no longer serves as director of Concert Industries Ltd; and

    •
    Mr. Alain Rhéaume, who was an officer of Microcell Telecommunications Inc., which, in January 2003, effected a recapitalization plan approved by the company's creditors and obtained a court order under the CCAA implementing such plan.

Appointment and Remuneration of Auditors

        At the Meeting, the shareholders will be called upon to appoint auditors to hold office until the next Annual Meeting of Shareholders and to authorize the directors to establish the remuneration of the auditors so appointed.

        Except where authority to vote on the election of auditors is withheld, the persons named in the accompanying form of proxy will vote for the appointment of the firm KPMG LLP as auditors of the Corporation, compensation for their services to be determined by the Board of Directors. KPMG LLP have been acting as auditors of the Corporation since 1990.

Shareholder Proposal

        Schedule C attached to this Circular sets out the shareholder proposal that has been submitted for consideration at the Meeting. If a shareholder does not provide instructions as to how such shareholder wishes to vote his or her shares in respect of the shareholder proposal, then no vote will be registered or counted with respect to the shareholder proposal for such shareholder.

SECTION 3 — Compensation of Directors and Executive Officers

Compensation of Directors

        All outside directors of the Corporation receive an annual base compensation of US$50,000, plus directors' fees of US$2,500 for each meeting in which they participate. In addition, the Chairman of each committee of the Board of Directors receives an annual base fee of US$5,000, except for the Chairman of the Audit Committee, who receives an annual base fee of US$6,500. The Chairman of the Board of Directors receives an annual retainer of US$300,000 for services rendered in such capacity. The Chairman has elected to receive all of his remuneration not in cash but in the form of units under the Directors Deferred Stock Unit Plan (the "DSU Plan") described in detail below. In addition, on June 7, 2004, the Board of Directors awarded him, as a special, one-time grant, US$450,000 in the form of units under the DSU Plan, as special compensation for his services bridging periods between the Corporation's chief executive officers and for recruiting new directors. The Corporation has ceased the practice of making annual stock option grants to the Chairman of the Board.

        The Corporation implemented, on April 1, 2000, the DSU Plan for the benefit of its directors. On February 14, 2003, the DSU Plan was amended to permit the Chairman of the Board of Directors to also elect to receive the entirety of his remuneration in the form of units under the DSU Plan. Under the DSU Plan, each director, including the Chairman of the Board (collectively, the "DSU Participants"), receives a portion of his or her compensation package in the form of units, such portion to be equal to at least 50% of his or her annual base compensation referred to above. Subject to certain conditions, each DSU Participant may elect to receive, in the form of units, up to 100% of the fees payable to him or her in respect of his or her services as director or as Chairman of the Board of Directors, including the balance of his or her base compensation, directors' fees or any other fees or remuneration payable to him or her.

        Under the DSU Plan, DSU Participants are credited, on the last day of each fiscal quarter of the Corporation, a number of units determined on the basis of the amounts payable in US dollars to each DSU Participant in respect of such fiscal quarter, divided by the value of a unit. The value of a unit corresponds to the weighted average trading price of a Subordinate Voting Share on the New York Stock Exchange for the five trading days immediately preceding such date. Units take the form of a bookkeeping entry credited to the account of a DSU Participant which cannot be redeemed for cash for as long as the DSU Participant continues to exercise his or her functions as member or as Chairman of the Board of Directors.

        Subject to certain limitations, all of a DSU Participant's units will, upon request by a DSU Participant, be redeemed for cash by the Corporation after he or she ceases to be a DSU Participant; however, the redemption of such units shall occur no later than December 15 of the first calendar year commencing after the year in which such DSU Participant ceased to qualify as a DSU Participant. For the purpose of redeeming units, the value of a unit shall correspond to the fair market value of a Subordinate Voting Share on the date of redemption in US dollars. Fair market value is defined as the closing price of a Subordinate Voting Share on the New York Stock Exchange on the last trading day preceding such redemption date.

        For the purposes of both the crediting and redemption of units under the DSU Plan, the Human Resources and Compensation Committee may, in certain exceptional circumstances, refer to the weighted average trading price or the closing price of a Subordinate Voting Share on the Toronto Stock Exchange instead of the New York Stock Exchange in calculating the value of a unit under such plan.

        Units confer the right to receive dividends that are paid as additional units at the same rate as dividends are paid on the Subordinate Voting Shares.

        In 2004, with the exception of Messrs. A. Charles Baillie and Raymond Lemay, no DSU Participant ceased to be eligible under the DSU Plan thereby causing the redemption of units by the Corporation. Mr. Baillie resigned as director on June 30, 2004, which caused the redemption of approximately 3,487 units by the Corporation for an aggregate amount of approximately US$73,956, and Mr. Lemay had resigned as a director on April 2, 2003, which caused the redemption of approximately 1,448 units by the Corporation for an aggregate amount of approximately US$31,490.

Compensation of Executive Officers

        The following table shows certain selected compensation information for (i) the two individuals who acted as President and Chief Executive Officer during the financial year ended December 31, 2004, namely Messrs. Pierre Karl Péladeau and Jean Neveu, (ii) the Chief Financial Officer, and (iii) the three other most highly compensated executive officers of the Corporation who were serving as such as at December 31, 2004 and whose total salary and bonus exceeded $150,000 in the most recently completed financial year (collectively, the "Named Executive Officers"), for services rendered in all capacities during the financial years ended December 31, 2004, 2003 and 2002.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Awards
Payouts
Shares or Units Subject to Resale Restrictions ($)
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation ($)(2)	Securities Under Options/ SARs Granted(3) (#)		LTIP Payouts ($)	All Other Compensation ($)

Pierre Karl Péladeau President and Chief Executive Officer	2004 2003 2002	1,084,426(4) — —	1,534,463 — —	— — —	1,000,000(5) — —	— — —	— — —	US22,500(6) US85,000(6) 53,500(6)

Jean Neveu Former President and Chief Executive Officer	2004 2003 2002	250,000(7) 956,730 —	— — —	— — —	— 100,000 —	— — —	— — —	US60,000(8) 128,066(9) 383,469(10)

Claude Hélie Executive Vice President and Chief Financial Officer	2004 2003 2002	425,000 359,615(11) —	328,634 — —	— — —	75,000 25,000 —	— — —	— — —	— — —

David Boles(12) Special Advisor to the Chief Executive Officer	2004 2003 2002	US675,000 US628,846 US413,943	US1,247,758(13) — US368,104(14)	— — —	— 27,989 174,167	— — —	— — —	— — —

Guy Trahan President Quebecor World Latin America	2004 2003 2002	US425,000 US425,000 US425,000	US100,000 — US25,000	— — —	— — 17,185	— — —	— — —	— — —

Antonio Fernández Chief Operating Officer Europe	2004 2003 2002	391,008(15) 358,549(15) 349,680(15)	232,935(15) — 62,943(15)	— — —	15,000 — —	— — —	— — —	— — —

(1)
Bonus amounts are paid in cash in the year following the financial year in respect of which they are earned. Retention bonuses are paid in the same year in which they are awarded.

(2)
Perquisites that do not exceed the lesser of $50,000 or 10% of the total of the salary and bonuses are not included in this column.

(3)
Underlying securities: Subordinate Voting Shares.

(4)
On March 12, 2004, Mr. Pierre Karl Péladeau succeeded to Mr. Neveu as President and Chief Executive Officer of the Corporation. The amount indicated represents salary actually earned by and paid to Mr. Péladeau by the Corporation in 2004. Mr. Péladeau's annual base salary for 2004 was $1,350,000.

(5)
These options were granted to Mr. Pierre Karl Péladeau as a special one-time grant. For details of the terms applicable to such options, see "Report on Executive Compensation — Compensation of the President and Chief Executive Officer" at page 20 of the Circular.

(6)
Represents remuneration received by Mr. Pierre Karl Péladeau in his capacity as director prior to his assuming the position of President and Chief Executive Officer on March 12, 2004.

(7)
On March 12, 2004, Mr. Pierre Karl Péladeau succeeded to Mr. Neveu as President and Chief Executive Officer of the Corporation. The amount indicated represents salary actually earned by and paid to Mr. Neveu in 2004. Mr. Neveu's base salary for 2004 was $1,250,000.

(8)
Represents remuneration received by Mr. Neveu in his capacity as director since ceasing to act as President and Chief Executive Officer on March 12, 2004.

(9)
The amount reported in the above table represents a sum of US$32,500 earned by Mr. Neveu in his capacity as a member of the Board of Directors of the Corporation and $85,930 paid to Mr. Neveu as retirement benefits.

(10)
Amount represents $343,719 paid to Mr. Neveu as retirement benefits and $39,750 earned by Mr. Neveu in his capacity as a member of the Board of Directors of the Corporation from January 2002 until April 2002.

(11)
Mr. Hélie assumed the position of Executive Vice President and Chief Financial Officer on February 17, 2003.

(12)
Mr. Boles was named Special Advisor to the Chief Executive Officer on November 29, 2004. Prior to that, Mr. Boles had served as Chief Operating Officer, Quebecor World North America.

(13)
Includes an amount of US$300,000 (plus accrued interest) paid to Mr. Boles in January 2005 as the final retention payment payable to Mr. Boles pursuant to an escrow agreement entered into with Corporation in March 2003. For more details on this escrow arrangement, see "Employment Arrangements and Agreements" at page 17 of this Circular.

(14)
Includes a retention bonus in the amount of US$175,000 paid to Mr. Boles in 2002.

(15)
Amounts actually paid to Mr. Fernández in Euros and converted to Canadian dollars at the following noon spot rates of exchange of the Bank of Canada: CDN$1.6292 per €1.00 on December 31, 2004; CDN$1.6280 per €1.00 on December 31, 2003; and CDN$1.6564 per €1.00 on December 31, 2002.

Options Granted in 2004

        The Corporation has established a stock option plan for its executives (the "Executive Stock Option Plan"), which is administered by the Human Resources and Compensation Committee of the Corporation. Participants in the Executive Stock Option Plan are granted options that may be exercised to purchase Subordinate Voting Shares of the Corporation.

        The following table sets forth grants of stock options to subscribe for Subordinate Voting Shares under the Executive Stock Option Plan during the financial year ended December 31, 2004 to the Named Executive Officers.

Option/SAR Grants during the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)		% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Pierre Karl Péladeau	1,000,000	(2)	84.7	29.1880	29.78	June 23, 2014
Jean Neveu	—		—	—	—	—
Claude Hélie	75,000		6.4	23.5440	26.28	May 5, 2014
David Boles	—		—	—	—	—
Guy Trahan	—		—	—	—	—
Antonio Fernández	15,000		1.3	23.5440	26.28	May 5, 2014
(1)
The exercise price applicable to options is equal to the arithmetic average of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange for the five trading days immediately preceding the grant date of the options.

(2)
These options were granted to Mr. Péladeau as a special one-time grant. For details of the terms applicable to such options, see "Report on Executive Compensation — Compensation of the President and Chief Executive Officer" at page 20 of the Circular.

Options Exercised in 2004

        The following table indicates for each of the Named Executive Officers the number of options to purchase Subordinate Voting Shares, if any, exercised during the financial year ended December 31, 2004, the gains realized upon exercise, the total number of unexercised options held at December 31, 2004, and the value of such unexercised options at that date.

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

			Unexercised Options/ SARs at FY-End		Value of Unexercised "In-The-Money" Options/ SARs at FY-End(2)
	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)
Name			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Pierre Karl Péladeau	—	—	389,271	1,004,953	—	—
Jean Neveu	—	—	25,000	75,000	101,350	304,050
Claude Hélie	—	—	6,250	93,750	25,338	245,213
David Boles	—	—	244,732	190,641	—	—
Guy Trahan	—	—	179	—	124	—
	—	—	30,338	12,791	US2,979	—
Antonio Fernández	—	—	15,000	15,000	—	38,940
(1)
The Aggregate Value Realized upon exercise is the difference between the closing sale price of the Subordinate Voting Shares on The Toronto Stock Exchange (or on the New York Stock Exchange for U.S. participants) on the exercise date and the exercise price of the Named Executive Officer's option.

(2)
The Value of Unexercised In-The-Money Options at Financial Year-End is the difference between the option price and the closing sale price of the Subordinate Voting Shares on The Toronto Stock Exchange on December 31, 2004 (or on the New York Stock Exchange for U.S. participants). This gain, unlike the gain set forth in the column "Aggregate Value Realized", has not been and may never be realized. The underlying options have not been and may not be exercised, and actual gains, if any, will depend on the value of the Subordinate Voting Shares on the date of exercise of the corresponding options. The closing sale prices of the Subordinate Voting Shares on The Toronto Stock Exchange and on the New York Stock Exchange on December 31, 2004 were $25.80 per share and US$21.54 per share, respectively.

Pension Benefits

        Canadian Pension Plans.    The Corporation maintains a basic pension plan for its non-unionized Canadian employees (the "Basic Plan"), which also covers executive officers of the Corporation. The pension is calculated on the basis of the average salary of the five consecutive years in which the salary was the highest, including bonuses, multiplied by the number of years of membership in the plan. The pension is payable at the normal retirement age of 65 years or from the age of 62, without reduction, if the participant has completed a minimum of ten years of service with the Corporation.

        The maximum pension payable under the pension plan is as prescribed by the Income Tax Act. A participant contributes to the plan an amount equal to 5% of his or her salary not exceeding $91,667 up to a maximum of $4,583 per year. Effective January 1, 2005, the maximum pension and participant contributions will be based on a salary of $100,000. In the event that a participant's salary exceeds the maximum, benefits will be paid from the unfunded Quebecor World Restoration Plan (the "Restoration Plan"), which uses excess pay to top up any shortfalls (excluding bonuses) and the same formula as that found in the Basic Plan.

        The table below sets forth the annual retirement benefits under the Basic Plan and the Restoration Plan payable at age 65 based on final average salary and years of membership as shown for a participant.

Pension Plan Table (Canadian — Basic and Restoration)

	Years of Membership
Remuneration ($)*
	10	15	20	25	30
400,000	$80,000	$120,000	$160,000	$200,000	$240,000
600,000	$120,000	$180,000	$240,000	$300,000	$360,000
800,000	$160,000	$240,000	$320,000	$400,000	$480,000
1,000,000	$200,000	$300,000	$400,000	$500,000	$600,000
1,200,000	$240,000	$360,000	$480,000	$600,000	$720,000
*
Remuneration refers to annual base salary only.

        A participant's pension is payable for life. In case of death after retirement, the plan provides a five-year full pension guarantee starting at the retirement date. After such period, the participant's surviving spouse will continue to receive for life 60% of the pension.

        As of December 31, 2004, the credited number of years of membership in such plans for participating Named Executive Officers were for Mr. Claude Hélie, 1 year and 10 months, and for Mr. Guy Trahan, 14 years in the Basic Plan (as his participation while in Latin America is limited to 5 years) and 16 years and 6 months in the Restoration Plan.

        Canadian Supplementary Retirement Plan.    In addition to the Canadian Basic and Restoration Plans, the Corporation provides Supplementary Retirement Plans for its Canadian executive officers. The supplemental retirement benefits payable to the Canadian Named Executive Officers are indicated below:

  •
  Mr. Neveu ceased acting as President and Chief Executive Officer of the Corporation on March 12, 2004 and his credited service, including the prior years in which he served as a senior executive officer of the Corporation, was 29 years and 2 months.

  •
  Mr. Pierre Karl Péladeau assumed the position of President and Chief Executive Officer as of March 12, 2004. His pension benefits for 2004 were covered under the applicable retirement benefit plans of Quebecor Media Inc., an affiliate of the Corporation. Mr. Péladeau's participation in the Quebecor World Canadian Supplementary Retirement Plan began on January 1, 2005.

  •
  Mr. Hélie's credited service is 3 years and 8 months under the Canadian Supplementary Retirement Plan. Mr. Hélie's pension under the Canadian Supplementary Retirement Plan is calculated on the basis of his average annual earnings (including bonuses) during the three consecutive years of continuous service which produced the highest average annual earnings (including bonuses). Two years per year of membership are recognized for the purposes of the Canadian Supplementary Retirement Plan. The pension is payable without reduction from the age of 62 (the "Unreduced Retirement Age"), indexed each year, and it is payable for life. In case of death after retirement, the plan provides a five-year full pension guarantee starting at the retirement date. After such period, the participant's surviving spouse will continue to receive 60% of the pension for life.

        The table below sets forth the aggregate annual retirement benefits payable to Mr. Hélie under the Basic Plan, the Restoration Plan and the Canadian Supplementary Retirement Plan at the Unreduced Retirement Age based on final average salary and years of membership as shown for a participant.

Pension Plan Table (Canadian — Basic, Restoration and Supplementary)

	Years of Membership
Remuneration ($)*
	10	15	20	25	30
600,000	$120,000	$180,000	$240,000	$300,000	$360,000
900,000	$180,000	$270,000	$360,000	$450,000	$540,000
1,200,000	$240,000	$360,000	$480,000	$600,000	$720,000
1,500,000	$300,000	$450,000	$600,000	$750,000	$900,000
1,800,000	$360,000	$540,000	$720,000	$900,000	$1,080,000
*
Remuneration refers to annual base salary and a bonus assumed to equal fifty percent of a normal base salary.

•
At December 31, 2004, Mr. Guy Trahan had 16 years and 6 months of credited years of membership in the Canadian Supplementary Retirement Plan. The pension is payable in accordance with the same modalities as the Basic Plan.

        The table below sets forth the aggregate annual retirement benefits payable to Mr. Trahan under the Basic Plan, the Restoration Plan and the Canadian Supplementary Retirement Plan at age 65 based on final average salary and years of membership as shown for a participant.

Pension Plan Table (Canadian — Basic, Restoration and Supplementary)

	Years of Membership
Remuneration ($)*
	10	15	20	25	30
600,000	$90,773	$136,159	$181,545	$226,931	$272,318
900,000	$137,273	$205,909	$274,545	$343,181	$411,818
1,200,000	$183,773	$275,659	$367,545	$459,431	$551,318
1,500,000	$230,273	$345,409	$460,545	$575,681	$690,818
1,800,000	$276,773	$415,159	$553,545	$691,931	$830,318
*
Remuneration refers to annual base salary and a bonus assumed to equal fifty percent of annual base salary.

        U.S. Pension Plans.    One of the Corporation's U.S. subsidiaries, Quebecor World (USA) Inc., sponsors the Quebecor World Pension Plan (the "U.S. Basic Plan"), in which certain employees who are based in the United States participate. The U.S. Basic Plan provides for the determination of a participant's lump sum accrued benefit based on an accumulation of pension credits multiplied by final average pay. For service on and after January 1, 2001, accumulated pension credits are based on years of service (3% under 5 years, 4% from 5-10 years of service, 5% from 10-15 years of service, 6% from 15-20 years of service, 8% over 20 years of service). For service prior to January 1, 2001, benefits earned under a predecessor plan were transitioned as accumulated pension credits. A participant in the U.S. Basic Plan becomes fully vested in his or her accrued benefits after the completion of five years of service.

        Benefits under the U.S. Basic Plan are limited to the extent required by provisions of the U.S. Internal Revenue Code and the Employee Retirement Income Security Act of 1974, as amended. Earnings under the U.S. Basic Plan are limited by section 401(a)(17) of the U.S. Internal Revenue Code to US$210,000 for 2005 (the "Compensation Limit"). In the event that pensionable earnings exceed the Compensation Limit, benefits will be paid from the unfunded Quebecor World Restoration Plan (the "U.S. Restoration Plan"), using excess pay (i.e., base pay over the Compensation Limit) and the same formula found in the U.S. Basic Plan. For service after January 1, 2004, base pay is limited to US$300,000.

        The table below sets forth the annual retirement benefits under the U.S. Basic Plan and the U.S. Restoration Plan payable at age 65 based on benefit service and final average compensation as shown for a participant with no service prior to January 1, 2001.

Pension Plan Table (U.S. — Basic and Restoration)

	Years of Membership (after January 1, 2001)
Remuneration (US$)*
	10		15		20		25		30
400,000	US$	11,400	US$	18,900	US$	27,900	US$	39,900	US$	51,900
500,000	US$	12,300	US$	19,800	US$	28,800	US$	40,800	US$	52,800
600,000	US$	13,200	US$	20,700	US$	29,700	US$	41,700	US$	53,700
700,000	US$	14,100	US$	21,600	US$	30,600	US$	42,600	US$	54,600
800,000	US$	15,000	US$	22,500	US$	31,500	US$	43,500	US$	55,500
*
Remuneration refers to annual base salary only.

        At December 31, 2004, Mr. Boles had 12 years and 4 months of benefit service, of which 4 years of service were after January 1, 2001.

        Benefits for Mr. David Boles.    In addition to the U.S. Basic Plan and the U.S. Restoration Plan as described above, Mr. David Boles is also entitled to benefits under the Supplemental Executive Retirement Arrangement (the "SERA"). This plan provides benefits based on compensation, including base pay and incentive bonus, and years of service. The pension benefit is payable without reduction at age 62.

        The table below sets forth the aggregate annual retirement benefits under the U.S. Basic Plan, the U.S. Restoration Plan and the SERA, payable at age 65, based on benefit service and final average compensation as shown.

Pension Plan Table (U.S. — SERA, including Basic and Restoration)

	Years of Membership
Remuneration (US$)*
	10		15		20		25		30
600,000	US$	88,630	US$	132,940	US$	177,250	US$	221,570	US$	265,880
750,000	US$	111,880	US$	167,820	US$	223,750	US$	279,690	US$	335,630
900,000	US$	135,130	US$	202,690	US$	270,250	US$	337,820	US$	405,380
1,050,000	US$	158,380	US$	237,570	US$	316,750	US$	395,940	US$	475,130
1,200,000	US$	181,630	US$	272,440	US$	363,250	US$	454,070	US$	544,880
*
Remuneration refers to annual base salary and a bonus assumed to equal fifty percent of annual base salary.

        Mr. Boles is also entitled to additional retirement benefits in accordance with the terms of his individual employment arrangement. Mr. Boles was granted additional years of credited service for the purpose of calculating the benefits to which he is entitled under the U.S. Basic Plan and the U.S. Restoration Plan. The number of additional years granted is equal to his credited service with the Corporation from his date of hire to January 1, 2005 (i.e., an additional 12 years and 4 months of credited service).

        European Pension Plans.    The Corporation does not currently have a supplementary retirement plan for its European-based executives. Mr. Antonio Fernández participates in the mandatory Social Security Plan of Spain.

Employment Arrangements and Agreements

        The Corporation has entered into employment arrangements and agreements with the following Named Executive Officers who remain in the employment of the Corporation.

        Claude Hélie.    On February 17, 2003, Mr. Claude Hélie, Executive Vice President and Chief Financial Officer, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of his employment agreement, he is entitled to participate in the Corporation's short-term incentive plan and the Executive Stock Option Plan as well as other benefits commensurate with his position. In the event Mr. Hélie's employment is terminated without cause, the Corporation will either provide him a notice period equivalent to twelve (12) months of his base salary or with a lump sum payment equivalent to 12 months of his base salary.

        David Boles.    On September 23, 2002, Mr. David Boles, who was then the Co-Chief Operating Officer, Quebecor World North America, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of his employment agreement, Mr. Boles was entitled to be paid an annual salary of US$475,000. Upon signing his employment agreement, and as a retention bonus, Mr. Boles received a special one-time grant of 150,000 options to subscribe for Subordinate Voting Shares, of which 50% vested on January 1, 2005 and 50% will vest on January 1, 2007. Pursuant to his employment agreement, Mr. Boles was also entitled to a retention bonus of US$475,000, of which US$175,000 was paid in 2002 and the balance (less applicable amounts withheld at source) was paid to Mr. Boles in January 2005 in accordance with the terms and conditions of an escrow agreement. In addition, since Mr. Boles remained in the employment of the Corporation on January 1, 2005, the benefits payable to him upon his retirement will be doubled. On November 29, 2004, Mr. Boles accepted a special advisory position to the Chief Executive Officer following the abolition of the position of Chief Operating Officer, North America. Mr. Boles is also entitled to participate in the Corporation's short-term incentive plan and the Executive Stock Option Plan.

        Antonio Fernández:    On January 1, 1997, Mr. Antonio Fernández, Chief Operating Officer, Europe, entered into an amended employment agreement. Pursuant to the terms and conditions of his employment agreement, as amended, he is entitled to participate in the Corporation's short-term incentive plan and the Executive Stock Option Plan and to receive other benefits commensurate with his position. Mr. Fernández's employment agreement provides that in the event his employment is terminated as determined under applicable law, he will be entitled to a payment equal to the greater of (i) an amount equal to Mr. Fernández's then prevailing annual salary, and (ii) an amount equal to Mr. Fernández's then prevailing annual salary divided by 365 and multiplied by 45, per year of employment with the Corporation, but subject to a limit of an amount equal to two years of his then prevailing annual salary.

        Guy Trahan.    On July 7, 1997, Mr. Guy Trahan, President, Quebecor World Latin America, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of his employment agreement, as amended, he is entitled to participate in the Corporation's short-term incentive plan and the Executive Stock Option Plan and to receive certain expatriate benefits and other benefits commensurate with his position.

Composition of the Human Resources and Compensation Committee

        During the Corporation's most recently completed financial year, the members of the Human Resources and Compensation Committee were Messrs. Alain Rhéaume (Chairman) Derek H. Burney, O.C. and Robert Normand, none of whom are members of the Corporation's management and who are thus considered to be unrelated directors.

Report on Executive Compensation

        The Human Resources and Compensation Committee recognizes the fundamental value added by a highly committed management team. The skills and impact of this group of individuals are essential to the successful management of the Corporation and vital to the formulation and implementation of its strategic plan. The executive compensation package reviewed by the Human Resources and Compensation Committee aims primarily at:

  •
  Maximizing the creation of shareholder value;

  •
  Promoting the achievement of organizational objectives;

  •
  Ensuring that financial targets are achieved or exceeded;

  •
  Attracting, retaining and rewarding key contributors; and

  •
  Providing compensation substantially in line with that offered by comparable companies.

        The executive compensation package is composed of three major components: (i) base salary and benefits; (ii) short-term incentive compensation; and (iii) long-term incentive compensation.

Base Salary and Benefits

        Salary and benefits policies of the Corporation are determined using various annual compensation surveys that are representative of the commercial printing industry and large industrial companies and organizations with international operations, some of which are specifically prepared on behalf of the Corporation by consulting firms on the basis of a list of comparable companies. The base compensation paid to employees of the Corporation is established on the basis of business trends in the countries where the Corporation operates, taking into account economic trends, the Corporation's profitability and return on capital. On the basis of an overall budget authorized by the Board of Directors, each operational unit must justify the evolution of its salary and benefits policies based on its results.

Short-Term Incentive Compensation

        The Corporation maintains a short-term incentive plan (known as the Management Incentive Compensation Plan) for the senior management of the Corporation and its subsidiaries, which provides for the payment of cash bonuses to managers whose business units (product groups or divisions) attain results in line with the budget approved by the Corporation, and additional bonuses if the operating results have exceeded the budgeted results. The Corporation's short-term incentive plan focuses on the achievement of key financial performance indicators, such as earnings before interest and tax (EBIT), return on capital employed (ROCE), cost of capital, earnings per share (EPS) and return on equity (ROE). The specific amount of these payments must be approved by the Human Resources and Compensation Committee.

        In the case of the Named Executive Officers, incentive bonuses vary in proportion to base salary, depending primarily on the level of responsibilities, when the financial and strategic objectives are achieved. When such objectives are exceeded, bonuses are higher; when objectives are not attained, the incentive bonuses are lower or nil, depending on the circumstances.

        Each key financial performance indicator and objective that makes up an individual's bonus carries a predetermined percentage weighting which is set at the beginning of each financial year. For each bonus level, a range is established which is comprised of a minimum, a target and a maximum percentage payout associated with each target. The total bonus paid to an individual results from the sum of the various components that make up the individual's predetermined financial targets; however, the Human Resources and Compensation Committee has the discretion, when it deems it appropriate, to diverge from the predetermined financial targets in exceptional circumstances. The Human Resources and Compensation Committee may also make discretionary bonus awards in recognition of an individual's special achievements or contributions to the Corporation in a particular financial year.

        Year-end audited statements that have been recommended by the Audit Committee to the Board of Directors and approved by the Board of Directors are provided to the Human Resources and Compensation Committee. For 2004, the criteria that were applied in determining the bonus payable, if any, to each Named Executive Officer were as follows: for the President and Chief Executive Officer, 25% on return on capital employed (ROCE), 50% on earnings per share (EPS) and 25% on return on equity (ROE); for the Executive Vice President and Chief Financial Officer, 33 1/3% on cost of capital, 33 1/3% on earnings per share (EPS) and 33 1/3% on return on equity (ROE); and for the President, Quebecor World Latin America, the Chief Operating Officer, Quebecor World Europe and the President Operations, France, 75% on earnings before interest and tax (EBIT) and 25% on return on capital employed (ROCE).

Long-Term Incentive Compensation

        The long-term incentive component is made up of (i) the Executive Stock Option Plan, which provides for the issuance of stock options to executive officers to purchase Subordinate Voting Shares, and (ii) a Deferred Performance Share Unit Plan (DPSUP), which was implemented effective January 1, 2005. The Long-Term Cash Incentive Plan that had been implemented by the Corporation in December 2000 was discontinued in July 2004 and no payments or other benefits were ever made under such plan.

        (i)    Executive Stock Option Plan

        The Corporation grants stock options to senior executives as a long-term incentive intended to enhance both retention and attraction. In December 2004, following a review of trends in executive compensation and based on benchmarking of North American companies comparable in size and activities, the Board of Directors approved certain amendments to the Executive Stock Option Plan, effective January 1, 2005, which amendments are described at "SECTION 4 — Security Based Compensation Arrangements" of this Circular.

        Upon recommendations received from senior management, the Human Resources and Compensation Committee determines the executives eligible for the granting of options pursuant to the Executive Stock Option Plan. It also determines the size of each grant and the date on which each grant is to become effective. The exercise price of options granted is equal to the average of the closing sale prices of the Subordinate Voting Shares traded on the TSX for prices in Canadian dollars and on the New York Stock Exchange for prices in US dollars, on the last five trading days immediately preceding the date of grant.

        In 2004, the only grants of options to Named Executive Officers were those made in favour of Messrs. Pierre Karl Péladeau, Claude Hélie and Antonio Fernández, as detailed in the "Options/SAR Grants" table at page 12 of this Circular.

        Options granted prior to February 23, 2000 expire ten years following the date of grant and may generally be exercised as follows: (i) on or after the second anniversary of the grant date for 25% of the optioned shares or any part thereof; (ii) on or after each of the third and fourth anniversary of the grant date for an additional 25% of the optioned shares or any part thereof; and (iii) on or after the fifth anniversary of the grant date for the remaining 25% of the optioned shares or any part thereof.

        Options granted after February 23, 2000 but before January 1, 2005 are generally vested equally over a four-year period (25% each year, starting on the first anniversary of the grant date).

        A detailed description of the current principal terms and conditions of the Executive Stock Option Plan are set out at "SECTION 4 — Security Based Compensation Arrangements" of this Circular.

        (ii)   Deferred Performance Share Unit Plan

        Effective January 1, 2005, the Corporation implemented a long-term incentive plan for the benefit of its key senior executives designated as the Deferred Performance Share Unit Plan (the "DPSUP"), which is overseen by the Human Resources and Compensation Committee. The purpose of the DPSUP is to (i) promote a better alignment of the interests of its shareholders and key executives, (ii) provide a tax-deferred capital accumulation opportunity to key executives through deferral of compensation, and (iii) provide the Corporation with a method of rewarding and retaining select executives. Participation in the DPSUP is mandatory for all members of "Senior Management", being all employees of the Corporation whose compensation is directly approved by the Human Resources and Compensation Committee.

        Under the DPSUP, participants are entitled to defer up to 50% of their annual bonus, on a pre-tax basis, in order to ultimately purchase Subordinate Voting Shares or receive deferred cash payments. Under the DPSUP, the Corporation issues to participants Deferred Share Units, or DSUs, each of which is intended to confer upon participants the right to receive one Subordinate Voting Share on the "Settlement Date". All Subordinate Voting Shares delivered to participants under the DPSUP will be purchased by the Corporation on the open market through an independent securities broker.

        The Corporation will maintain throughout the life of the DPSUP a separate account for each participant in the plan. The number of DSUs to be credited to a participant's account is determined by dividing (i) the amount of the relevant deferred bonus amount that the participant has elected to convert into DSUs by (ii) the fair market value of a Subordinate Voting Share on the date DSUs are to be allocated. Fair market value is defined as the average closing sale prices of the Subordinate Voting Shares traded on the TSX (for deferred bonus amounts denominated in Canadian Dollars) and the New York Stock Exchange (for deferred bonus amounts denominated in US Dollars), on the last five trading day immediately preceding the relevant Settlement Date.

        Participants' accounts will also be credited with "Dividend Equivalents" and "Matching DSUs". Dividend Equivalents are additional DSUs credited to a Participants' account if, as and when dividends are declared and paid on the Subordinate Voting Shares. "Matching DSUs" represent an additional or matching contribution by the Corporation to a Participant's account equal to one-fifth of all DSUs originally credited upon deferral of a bonus under the DPSUP.

        A mandatory deferral period of 1,095 days (3 years) applies to bonuses deferred under the DPSUP in the form of DSUs (the "Mandatory Deferral Period").

        Under the terms of the DPSUP, DSUs are "settled" (i.e. exchanged) either for Subordinate Voting Shares or for cash. DSUs are settled for Subordinate Voting Shares in the event a participant's employment is terminated without cause or as result of or following such participant's retirement, disability or death (each, a "Share Settlement Termination Event"). DSUs are settled for cash in the event the cause or reason of a participant's termination of employment is not a Share Settlement Termination Event, such as termination with cause or voluntary termination (resignation) by the participant (each, a "Cash Settlement Termination Event").

        In the event of a Share Settlement Termination Event, other than a participant's termination of employment without cause, a participant's DSUs will be automatically settled for shares on the last day of the Mandatory Deferral Period, and in the event of termination of a participant's employment without cause, DSUs are settled for shares on the earliest to occur of the last day of the Mandatory Deferral Period and the day on which termination of employment occurs (the "Share Settlement Date").

        As soon as reasonably practicable following a Share Settlement Date, the Corporation will deliver to the affected participant a number of Subordinate Voting Shares equal to the number of DSUs credited to his or account, including Matching DSUs and Dividend Equivalents, subject to adjustment for withholding taxes and other amounts required or permitted to be deducted at source.

        In the event of a Cash Settlement Termination Event, a participant's DSUs are settled for a one-time cash payment on the date as of which termination of employment occurs (the "Cash Settlement Date"), although the affected participant in such circumstances forfeits all Matching DSUs and Dividend Equivalents that had been previously credited to his or her account. The one-time cash payment that the Corporation will make to a participant on a Cash Settlement Date is equal to the number of DSUs (excluding all Matching DSUs and Dividend Equivalents) credited to such participant's account multiplied by the lesser of the fair market value of a Subordinate Voting Share on the date on which the bonus was originally awarded and the fair market value of a Subordinate Voting Share on the Cash Settlement Date.

Compensation of the President and Chief Executive Officer

        The level of aggregate compensation of Mr. Pierre Karl Péladeau as President and Chief Executive Officer of the Corporation was determined in relation to the Corporation's results, Mr. Péladeau's overall achievements and comparable positions with other Canadian industry leaders having international operations. For the year ended December 31, 2004, the annual base salary for Mr. Pierre Karl Péladeau, for the performance of the functions described above, was $1,350,000. In 2004, the Corporation made a special one-time grant of 1,000,000 options to purchase Subordinate Voting Shares to Mr. Pierre Karl Péladeau, of which 500,000 options will vest over four years in accordance with the normal vesting timetable (i.e. 25% each year, starting on the first anniversary of the grant date). The remaining 500,000 options will vest based on the attainment of predetermined objective performance targets, namely 200,000 of such options will vest based upon the Subordinate Voting Shares attaining or surpassing defined share prices for the Subordinate Voting Shares and 300,000 of such options will vest based on earnings per share attaining or surpassing defined earnings per share ratios.

Conclusion

        By way of application of the Corporation's executive compensation policy, an important part of executive compensation is linked to corporate, business unit and individual performance, the compensation policy and packages of comparable companies, as well as stock performance and long-term improvement. The Human Resources and Compensation Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

        Depending on specific circumstances, the Human Resources and Compensation Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

  For the Human Resources and Compensation Committee:
  Alain Rhéaume (Chairman)
  Derek H. Burney, O.C.
  Robert Normand

Performance Graph

        The performance graph presented below illustrates the cumulative total return of a $100 investment in Canadian dollars in the Corporation's Subordinate Voting Shares, compared with the cumulative total return of the S&P/TSX Composite Index, the S&P 500 Index and the S&P/TSX 60 Index.

        The year-end values of each investment are based on share appreciation plus dividends paid in cash, the dividends having been reinvested on the date they were paid. The calculations exclude brokerage fees and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown below the graph.

	12-31-99	12-31-00	12-31-01	12-31-02	12-31-03	12-31-04
Quebecor World Inc.	$100	$118	$115	$114	$90	$89
S&P/TSX Composite	$100	$107	$94	$82	$104	$119
S&P/TSX 60	$100	$108	$92	$79	$99	$113
S&P 500 (CDN$)	$100	$94	$88	$68	$72	$74

SECTION 4 — Security Based Compensation Arrangements

Securities Authorized for Issuance under Equity Compensation Plans

        The following table sets forth, as at March 15, 2005, the information with respect to all of the Corporation's compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

	(a)	(b)		(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders:	4,300,311	US$	23.97	7,198,043
Executive Stock Option Plan	4,300,311	US$	23.97	2,868,733
Canadian Stock Purchase Plan	N/A		N/A	2,169,560
USA Stock Purchase Plan	N/A		N/A	2,159,750
Equity compensation plans not approved by securityholders	—		—	—

TOTAL:	4,300,311	US$	23.97	7,198,043

Principal Terms of Quebecor World's Security Based Compensation Arrangements and Other Required Disclosure

        Effective January 1, 2005, companies listed on the TSX are required to disclose on an annual basis, in their information circulars, or other annual disclosure documents distributed to all security holders, the terms of their security based compensation arrangements and any amendments adopted to such arrangements during the most recently completed financial year. Under the rules of the TSX Company Manual, security based compensation arrangements include, for example, stock option plans, stock purchase plans where the listed issuer provides financial assistance or where the listed issuer matches the whole or a portion of the securities being purchased, and any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the listed issuer. In general, arrangements or plans that do not involve the issuance from treasury or potential issuance from treasury of securities of the listed issuer are not security based compensation arrangements for the purposes of the TSX Company Manual rules. Quebecor World currently has in place three such security based compensation arrangements, namely (i) its Executive Stock Option Plan, (ii) its Canadian Employee Stock Purchase Plan, and (iii) its USA Employee Stock Purchase Plan. The principal terms of each of Quebecor World's security based compensation arrangements and the disclosure required under the rules of the TSX Company Manual are set forth below.

(i)    Executive Stock Option Plan

        The Corporation has in place an Executive Stock Option Plan (alternatively referred to as the "ESOP") since April 23, 1992 as a performance incentive for certain key employees of the Corporation. In furtherance of a general goal of encouraging the Corporation's development and growth, the ESOP was implemented in order to create direct links between executive compensation and increased value for shareholders. In addition, the ESOP was also conceived with a view to developing each eligible executive's sense of ownership in the Corporation, while aligning their compensation to meaningful and measurable performance goals reinforced through the inclusion of performance targets. The ESOP also helps the Corporation attract new executives and retain existing ones. The maximum number of Subordinate Voting Shares that may be issued under the ESOP is currently 9,000,000. The terms of the ESOP do not permit any individual optionholder to hold options to purchase more than 5% of the Corporation's issued and outstanding Multiple Voting Shares and Subordinate Voting Shares.

        Under the terms of the ESOP, certain eligible executives may be granted options to purchase Subordinate Voting Shares at a predetermined price and over a specific period of time. The Human Resources and Compensation Committee is responsible for the administration of the ESOP and for designating eligible executives. The ESOP is open to employees of the Corporation and its subsidiaries who occupy executive positions and who have the ability to influence the long-term performance of the Corporation. As such, eligible executives have been assigned a level according to their position and areas of responsibility. The number of options which may be granted to eligible executives is determined in accordance with their assigned level.

        The exercise price applicable to options granted under the ESOP is determined by the Human Resources and Compensation Committee according to the "market value" of the Subordinate Voting Shares. "Market Value" is defined in the ESOP as the arithmetic average of the closing prices of the Subordinate Voting Shares on the TSX for options priced in Canadian dollars and on the New York Stock Exchange for options priced in U.S. dollars, for the five trading days immediately preceding the grant of the option. 50% of an optionholder's options become exercisable and vest based on their achievement of certain adjustable performance targets approved by the Human Resources and Compensation Committee. The remaining 50% of an optionholder's options become exercisable and vest based on the passage of time, with 12.5% of the options vesting on each of the first four anniversaries of the option grant date. In the event of the death of an optionholder, the optionholder's estate may exercise only the options which are vested at the time of death. Once granted, the right to exercise options will expire on the earliest to occur of the following:

  a.
  six years from the date of grant;

  b.
  twelve months following the death of the optionholder;

  c.
  ten years from the date of grant, in the case of optionholders who have retired, with respect to options granted before January 1, 2005;

  d.
  three years from the date of grant, in the case of optionholders who have retired, with respect to options granted after January 1, 2005; and

  e.
  30 days from the termination of the optionholder's employment for reasons other than death or retirement.

        The Human Resources and Compensation Committee may, at its discretion, accelerate the vesting of unvested options and extend the exercise periods indicated at items b) and d) above. Furthermore, with the consent of the optionholder, the Human Resources and Compensation Committee may cancel a grant where the options remain unexercised.

        Where an optionholder's employment is terminated for reasons other than death or retirement, all options not vested at the date of termination will expire. In addition, a hold period is required on shares purchased through the exercise of options within one year of an employee's retirement. Any options not exercised prior to their expiration date become non-exercisable and are forfeited. All Subordinate Voting Shares subject to forfeited or cancelled options automatically become available for future grants under the ESOP.

        Options granted under the ESOP may not be assigned or transferred by the optionholder other than by will or in accordance with the laws governing the devolution and division of property in the event of death.

        The Human Resources and Compensation Committee may, at any time and from time to time, amend, suspend, or terminate the ESOP in whole or in part, subject to any required approval by the regulatory authorities (including the TSX). While the terms of the ESOP do not require shareholder approval for such amendments, suspensions or terminations, the ESOP cannot be amended, suspended, or terminated in a manner which would adversely affect an optionholder's rights under any options already granted, unless the written approval of the affected optionholder is obtained.

        Various features of the ESOP were incorporated as recent amendments adopted by the Board of Directors during the most recently completed financial year, such amendments having effect as of January 1, 2005, including:

  a.
  the granting of options based on the personal performance of eligible employees vis-à-vis the attainment of certain minimum and maximum targets;

  b.
  the attribution of different grant levels to eligible employees based on job responsibilities;

  c.
  the vesting of options based 50% on the attainment of performance targets and 50% on the passage of time (distributed in tranches of 12.5% for the first four years following the date of grant);

  d.
  the expiration of options six years from the date of grant (previously options expired ten years from the date of grant);

  e.
  the expiration of options three years from the date of retirement of the optionholder for options granted after January 1, 2005; and

  f.
  the one-year hold period on shares acquired through the exercise of options within one year of retirement.

        Shareholder approval of the above amendments was not obtained as the TSX informed the Corporation that such was not required in order to give effect to these amendments.

        As at March 15, 2005, 1,830,956 Subordinate Voting Shares had been issued and 7,169,044 Subordinate Voting Shares remained issuable under the ESOP representing, respectively, 1.38% and 5.39% of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares. In addition, 4,300,311 Subordinate Voting Shares are issuable under actual option grants (i.e. unexercised options that have neither expired nor been cancelled), representing 3.23% of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares.

(ii)   Canadian Employee Stock Purchase Plan

        Effective September 1, 1998, the Corporation adopted an employee stock purchase plan for the benefit of its Canadian employees (the "Canadian ESPP"). The purpose of the Canadian ESPP is to offer Canadian employees of the Corporation and its subsidiaries an opportunity to invest in the Subordinate Voting Shares of the Corporation by means of payroll deductions and to provide an incentive to participate in the plan by means of financial assistance from the Corporation or its subsidiaries. Participation in the Canadian ESPP is open to all full-time Canadian employees of the Corporation as well as to full-time employees of Canadian subsidiaries in which the Corporation owns more than a 50% interest, provided that such subsidiary has opted into the Canadian ESPP. The maximum number of Subordinate Voting Shares that may be issued pursuant to the Canadian ESPP is currently 3,000,000.

        Under the Canadian ESPP, Subordinate Voting Shares are purchased on behalf of participants through an account administered by a trustee, using funds derived from payroll contributions of the participating employees and matching contributions by the Corporation, or, where applicable, its subsidiary.

        No participant may be issued nor may any such participant individually acquire under the Canadian ESPP, or any other plan of the Corporation, more than 5% of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares. The total number of Subordinate Voting Shares which may be purchased by insiders of the Corporation pursuant to the Canadian ESPP shall not exceed more than 50% of the total number of Subordinate Voting Shares reserved for issuance under the plan.

        Eligible participants may contribute up to 4% of their salary towards participation in the Canadian ESPP in the form of payroll deductions deposited in a plan account. In addition to the payroll contributions of participating employees, on April 1 of each year, participating employers also pay into the accounts of their participating employees an amount equal to 20% of each participant's contribution for the preceding calendar year. Where the participant has, during the preceding calendar year, redeemed or sold shares from his or her account, the contribution of the employer is reduced proportionately. In order to receive employer contributions, a participant must have contributed to the Canadian ESPP during the preceding calendar year and his or her account must contain, both at December 31 of the preceding calendar year and at March 31 of the year of the employer's contribution, at least one Subordinate Voting Share purchased with the employee's contributions from the preceding calendar year.

        At the end of each month during which a cash balance exists in a participant's account, the trustee uses this balance to purchase Subordinate Voting Shares on behalf of participants. The subscription price per Subordinate Voting Share under the Canadian ESPP is equal to the "market value" of such shares on the purchase date. For the purposes of the Canadian ESPP, "market value" means the average closing price for the last sale of a regular block of Subordinate Voting Shares on the TSX for the five business days preceding the date of share subscription by the trustee.

        Participating employees may withdraw all or a portion of the Subordinate Voting Shares from their accounts or direct the trustee to sell shares on their behalf. Requests to sell shares are completed by the trustee at the end of the month during which the request is made. Such shares are sold at market value on the date of sale. Participants may also request that all or part of the cash amounts in their accounts be remitted to them.

        Upon the death of a participant, the assets held in his or her account are automatically distributed to a designated beneficiary or, if no beneficiary has been designated, to the participant's estate. Participation in the Canadian ESPP will also terminate if a participant ceases to belong to an eligible category of employment, or if his or her employment with the Corporation or its subsidiary is terminated, whether with or without cause. Upon such termination, a participant is deemed to have requested full distribution of the assets held in his or her account, at which time the trustee shall remit to him or her all cash amounts and shares in their account, unless the participant specifically requests that the trustee sell his or her shares. Any fractional shares in the account will be automatically sold by the trustee. Upon retirement, a participant may receive his or her distribution in two instalments, which must be made within 180 days of the retirement date. No amount or share held in an account can be pledged or otherwise assigned.

        The Corporation may, with the prior authorization of the TSX, amend or modify the Canadian ESPP in whole or in part, provided that no such amendment or modification has the effect of retroactively modifying any rights relating to contributions made before the date of such modification, unless the consent of the affected participants is obtained. The terms of the Canadian ESPP do not require shareholder approval for such amendments or modifications. The Corporation may terminate the Canadian ESPP in whole or in part at any time for any reason whatsoever.

        As at March 15, 2005, 830,440 Subordinate Voting Shares had been issued and 2,169,560 Subordinate Voting Shares remain issuable under the Canadian ESPP representing, respectively, 0.63% and 1.63% of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares.

(iii)  USA Employee Stock Purchase Plan

        Effective October 26, 2000, Quebecor World (USA) Inc. adopted its employee stock purchase plan (the "USA ESPP") in order to assist employees of Quebecor World (USA) Inc. and its subsidiaries in acquiring a stock ownership interest in the Corporation pursuant to a plan which is intended to qualify as an employee stock purchase plan under section 243 of the United States Internal Revenue Code of 1986, as amended. Participation in the USA ESPP is open to permanent and defined part-time or temporary employees of Quebecor World (USA) Inc. and its subsidiaries who own less than 5% of the Corporation's voting interests. The maximum number of Subordinate Voting Shares that may be issued pursuant to the USA ESPP is currently 4,000,000.

        Under the USA ESPP, Subordinate Voting Shares are purchased on behalf of eligible employees using funds comprised of both payroll deductions and matching employer contributions. The value of employer contributions is based on the contributions of each participating employee during four set periods throughout a given calendar year (the "Offering Periods"). On the last day of each Offering Period, Quebecor World (USA) Inc. contributes to each participant's account an amount equal to 17.5% of such participant's contribution for the respective Offering Period. Participants may contribute up to 4% of their salary under the USA ESPP. On this same date, purchases of Subordinate Voting Shares are made from the accounts of the participating employees, for the lesser of the "fair market value" of the Subordinate Voting Shares on that date and on the first day of the Offering Period. "Fair market value" means, with respect to a given date, the average of the regular closing prices, as reported by all securities exchanges on which the Subordinate Voting Shares are listed, for the sales of such shares on the previous trading date.

        Individual participants may not acquire more than US$25,000 worth of Subordinate Voting Shares per year through their participation in the USA ESPP alone or in combination with any other employee stock purchase plan of the Corporation, Quebecor World (USA) Inc. and their subsidiaries. The total number of Subordinate Voting Shares which may be purchased by insiders of the Corporation pursuant to the USA ESPP shall not exceed more than 50% of the total number of Subordinate Voting Shares reserved for issuance under the plan. Benefits provided to participants under the USA ESPP are not transferable by assignment or by any other means.

        Aside from voluntary withdrawal from the USA ESPP, a participant loses his or her interest in the USA ESPP if he or she ceases to qualify as an eligible employee. Where such loss of eligibility is due to any reason other than disability, including termination of employment with or without cause, the employee in question will be refunded the cash amount of the assets held in his or her USA ESPP account. Where such loss of eligibility is due to disability, the employee in question may choose to have the cash in his or her account refunded, or to have his or her account applied toward the purchase of shares on the last day of the then current Offering Period, after which his or her participation will cease.

        The USA ESPP will automatically terminate on the earlier of the tenth anniversary of its approval by the shareholders of the Corporation (i.e. April 4, 2011) and such time at which the maximum number of shares available for issuance under the plan shall have been purchased.

        The Human Resources and Compensation Committee, being the committee charged with the administration of the USA ESPP, may also amend, suspend, or terminate the plan at any time without prior notice, provided that any amendment to increase the maximum number of reserved shares or to change the designation or class of eligible employees requires the approval of shareholders obtained within 12 months before or after such amendment, as well as the approval of the TSX.

        Various features of the USA ESPP were incorporated as recent amendments adopted by the Board of Directors during the most recently completed financial year, such amendments having effect as of January 1, 2004, including:

  a.
  certain technical amendments to reflect the fact that Quebecor Printing (USA) Holdings Inc. amalgamated with Quebecor World (USA) Inc. effective August 3, 2001;

  b.
  the administration of the USA ESPP by a committee comprised of the same individuals who serve as members of the Human Resources and Compensation Committee of the Corporation;

  c.
  the increase in the maximum number of Subordinate Voting Shares reserved under the USA ESPP from 2,000,000 to 4,000,000 (such amendment having been approved by shareholders at the Corporation's annual and special meeting of shareholders held on May 5, 2004);

  d.
  the prohibition against insiders owning more than 50% of the Subordinate Voting Shares issued under the USA ESPP; and

  e.
  the requirement that amendments to the USA ESPP be approved in advance by the TSX.

        As at March 15, 2005, 1,840,250 Subordinate Voting Shares had been issued and 2,159,750 Subordinate Voting Shares remain issuable under the USA ESPP representing, respectively, 1.38% and 1.62% of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares.

SECTION 5 — Audit Committee Disclosure

        Multilateral Instrument 52-110 — Audit Committees ("MI 52-110"), adopted by the Canadian Securities Administrators (the "CSA"), which represent the 13 securities regulators of Canada's provinces and territories, requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their audit committees, as well as all fees paid to external auditors. However, since an issuer's information (or management proxy) circular is more widely disseminated than is its annual information form, the Corporation has decided to present such required disclosure in the Circular and to incorporate this information by reference into its annual information form. The charter of the Corporation's audit committee is attached as Schedule B to this Circular and is also accessible on Quebecor World's website at http://www.quebecorworld.com.

Composition of the Audit Committee

        Robert Coallier (Chairman), Reginald K. Brack, Robert Normand and Alain Rhéaume are the members of the Corporation's Audit Committee, each of whom is independent and financially literate within the meaning of MI 52-110.

Education and Relevant Experience

        The education and related experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such committee is described below.

        Robert Coallier (Chair) — Mr. Coallier has a Bachelor's degree (B.A.) in economics and a Master's degree in Business Administration (M.B.A.) in Finance. He has previously served as Chief Financial Officer of Molson Inc. (from May 2000 until July 2002) and of C-MAC Industries Inc. (from July 1996 to May 2000).

        Reginald K. Brack — Mr. Brack has a Bachelor's of science and business administration degree. He served as Chief Executive Officer of Time, Inc. for twelve years and sits on the board of directors and audit committee of one other company listed on the New York Stock Exchange.

        Robert Normand — Mr. Normand is a Chartered Accountant and a member of the CICA (Canadian Institute of Chartered Accountants). From 1962 until 1967, he worked as an auditor with two major accounting firms. He served as Chief Financial Officer of Gaz Métropolitain Inc. (now Gaz Métro Inc.), a public company, from 1976 until 1997. He is a member and past Canada Chair and Vice-President, U.S. of the Financial Executive Institute (now Financial Executive International), a leading professional association for corporate finance executives. Since his retirement from Gaz Métropolitain Inc. in 1997, Mr. Normand has served on the board of directors and audit committee of a number of public companies, some of which are registrants with the U.S. Securities and Exchange Commission and are required to reconcile their financial statements between Canadian and U.S. generally accepted accounting principles.

        Alain Rhéaume — Mr. Rhéaume has a degree in Business Administration from Université Laval. He served as Chief Financial Officer of Microcell Telecommunications Inc. from 1996 until his appointment as President and Chief Executive Officer of Microcell PCS in February 2001. Between 1992 and 1996, Mr. Rhéaume was the Deputy Minister of Finance of the Province of Quebec. He has also been a member of one of CICA's (Canadian Institute of Chartered Accountants) Committees on Accounting Principles.

Pre-Approval Policies and Procedures

        MI 52-110 requires the Corporation to disclose whether its audit committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Mandate of the Audit Committee (attached to this Circular as Schedule B) provides that it is such committee's responsibility to:

(a)
approve the appointment and, if appropriate, the termination (both subject to shareholder approval) of the external auditor and monitor its qualifications, performance and independence;

(b)
approve and oversee the disclosure of all audit services provided by the external auditor to the Corporation or any of its subsidiaries, determining which non-audit services the external auditor are prohibited from providing and, exceptionally, pre-approve and oversee the disclosure of permitted non-audit services to be performed by the external auditor; in accordance with applicable laws and regulations; and

(c)
approve the basis and amount of the external auditor's fees for both audit and authorized non-audit services.

        The Audit Committee has adopted a pre-approval policy pursuant to which the Corporation may not engage the Corporation's external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under U.S. and Canadian applicable laws. The Audit Committee must pre-approve all audit services as well as permitted non-audit services. However, in certain circumstances, the Audit Committee may delegate to one or more of its members the authority to grant such pre-approval, provided that the decisions of any members to whom authority is so delegated is presented to the full Audit Committee at its next scheduled meeting.

External Auditor Service Fees

        In addition to performing the audit of the Corporation's consolidated financial statements, KPMG LLP provided other services to the Corporation and they billed the Corporation the following fees for each of the Corporation's two most recently completed financial years:

Fees	Financial Year Ended December 31, 2004	Financial Year Ended December 31, 2003

Audit Fees(1)	$3,990,000	$3,459,000
Audit-Related Fees(2)	$466,000	$774,000
Tax Fees(3)	$1,339,000	$1,441,000
All other Fees(4)	$63,000	$86,000
Total Fees:	$5,858,000	$5,760,000

(1)
Refers to the aggregate fees billed by the Corporation's external auditor for audit services.

(2)
Refers to the aggregate fees billed for assurance and related services by the Corporation's external auditor that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported under (1) above, including professional services rendered by the Corporation's external auditor for accounting consultations on proposed transactions, and consultations related to accounting and reporting standards. In 2004, such fees included fees incurred in respect of: audit or attest services related to the review and preparation of prospectuses and to compliance with the Sarbanes-Oxley Act; employee benefit plans; due diligence and other work related to the disposition of businesses, such work being unrelated to the audit of the Corporation's financial statements; accounting consultations with respect to proposed transactions; as well as other audit-related services.

(3)
Refers to the aggregate fees billed for professional services rendered by the Corporation's external auditor for tax compliance, tax advice, and tax planning.

(4)
Refers to the aggregate fees billed for products and services provided by the Corporation's external auditor, other than the services reported under (1), (2) and (3) above. In 2004, such fees included fees incurred in respect of forensic and litigation services, training services and various other services.

Report of the Audit Committee

        The Audit Committee monitors the integrity of the accounting and financial reporting process and systems of internal control through discussions with management, the external auditor and the internal auditors. The Audit Committee is responsible for reviewing annual and quarterly financial statements prior to their approval by the Board of Directors. The mandate of the Audit Committee is attached as Schedule B to this Circular.

        The Audit Committee has reviewed and discussed the audited financial statements for the years ended December 31, 2004, 2003 and 2002 with management, discussed with the independent auditors the matters requiring discussion under professional auditing guidelines and standards in both Canada and the United States, received the written disclosures from the independent auditors recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States, and discussed with the auditors their independence. Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements for the years ended December 31, 2004, 2003 and 2002 be included in the Annual Report of the Corporation and that KPMG LLP be reappointed as independent auditors by the Shareholders.

Submitted by the Audit Committee of the Board of Directors:

Robert Coallier (Chairman)
Reginald K. Brack
Robert Normand
Alain Rhéaume

        The above report of the Audit Committee shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Circular in any filing under applicable Canadian and U.S. securities legislation, except to the extent that the Corporation specifically incorporates this information by reference, and it shall not otherwise be deemed filed under such applicable securities legislation.

SECTION 6 — Additional Information

Statement of Corporate Governance Practices

        The Board of Directors considers good corporate governance practices to be an important factor in the overall success of the Corporation. Under the rules of the TSX, the Corporation is required to disclose information relating to its corporate governance practices with reference to guidelines set out in the TSX Company Manual. Schedule A to this Circular describes the corporate governance practices of the Corporation with specific reference to each of the guidelines set out in the TSX Company Manual.

        In January 2004, the CSA published for comments proposed Multilateral Policy 58-201 Effective Corporate Governance together with proposed Multilateral Instrument 58-101 Disclosure of Corporate Governance Practices (collectively, the "Proposed CSA Corporate Governance Rules") and on October 29, 2004, certain amendments were proposed thereto. As of the date of this Circular, the Proposed CSA Corporate Governance Rules have yet to come into force. The Corporation is committed to adopting and adhering to corporate governance practices that either meet or exceed applicable corporate governance standards. Because the Corporation believes that its corporate governance practices should be compared to the highest standards currently in force and applicable to it as well as to best market practices, the Corporation, in Schedule A to this Circular, refers, where appropriate, to the Proposed CSA Corporate Governance Rules.

        In January 2004, the CSA also adopted Multilateral Instrument 52-110 Audit Committees (the "CSA Audit Committee Rules"), which includes requirements regarding audit committee composition and responsibilities, as well as accounting and financial reporting obligations with respect to audit-related matters. On October 29, 2004, certain amendments were proposed to such instrument. The Corporation complies with the CSA Audit Committee Rules and the proposed amendments thereto and appropriate disclosure is made, where applicable, in connection therewith in Schedule A to this Circular.

        In certain instances, the Corporation also compares its corporate governance practices to the New York Stock Exchange Corporate Governance Standards (the "NYSE Standards"), as approved by the U.S. Securities and Exchange Commission on November 3, 2004.

        The Board of Directors has adopted a Code of Business conduct which governs the behavior of the directors, officers and employees of the Corporation. The code provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through an internal mechanism. The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints to the Corporation, and (ii) to communicate directly with the director presiding the non-management directors' sessions of the Board of Directors or with non-management directors as a group. These procedures are also described on the Corporation's website at www.quebecorworld.com. The code is available on our website and in print to any shareholder who requests copies by contacting our Corporate Secretary.

        Further details on the Corporation's corporate governance practices are provided on its website at www.quebecorworld.com under the "Investors" tab.

Liability Insurance

        The Corporation purchases and maintains in force liability insurance for the directors and officers of the Corporation and its subsidiaries. This insurance provides a coverage limit of US$150,000,000 per event and policy year. For the financial year ended December 31, 2004, the Corporation paid US$1,563,600 in liability insurance premiums. A deductible of US$1,000,000 applies when the Corporation is authorized or obliged to indemnify the persons insured.

Interest of Informed Persons in Material Transactions

        Except as described below or as disclosed in note 20 to the Corporation's audited consolidated financial statements for the year ended December 31, 2004 and included in the accompanying 2004 Annual Report, the Corporation is not aware that any of its "informed persons" has had an interest in any material transaction carried out since the beginning of the Corporation's last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect the Corporation or any of its subsidiaries. Applicable securities legislation defines an "informed person" as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

        The Honourable Richard C. Holbrooke, a director of the Corporation since April 2003, has entered into a consulting agreement with the Corporation pursuant to which Mr. Holbrooke has agreed to provide it with advisory services in order to seek out new market opportunities for the Corporation around the world and to actively assist the Corporation in securing such opportunities, including through the making of personal appearances by Mr. Holbrooke upon the Corporation's request. In return for the provision of such consulting and advisory services, the Corporation has agreed to pay Mr. Holbrooke annual fees of US$150,000. During the financial year ended December 31, 2004, the Corporation paid US$150,000 in consulting and advisory fees to Mr. Holbrooke pursuant to the arrangement described above.

        In addition, during the financial year ended December 31, 2004, the Corporation and its subsidiaries have done business, at market rates, with Quebecor and other organizations within the Quebecor group. The Corporation and its major subsidiaries intend to continue to engage in similar transactions on terms which are generally no less favourable to the Corporation than would be available to it for similar transactions with unaffiliated third parties.

        The Corporation considers the amounts paid with respect to the various transactions discussed above to be both reasonable and competitive.

Indebtedness of Directors, Executive Officers and Senior Officers

        On February 3, 2003, the Board of Directors of the Corporation approved a policy that prohibits both the extending of any new personal loans to its directors or executive officers as well as the renewal of, or material modification to, any existing personal loans.

        None of the Corporation's directors, executive officers or senior officers or persons who held such positions during the most recently completed financial year or any nominees proposed as a director nor any person associated with any of the foregoing is indebted to the Corporation or was indebted to the Corporation or to any of its subsidiaries at any time during the most recently completed financial year.

Other Business

        The Management of the Corporation knows of no other matter to be put before the Meeting. If, however, any other matters properly come before the Meeting, the persons designated in the accompanying form of proxy shall vote on such matters in accordance with their best judgement pursuant to the discretionary authority conferred thereon by the proxy with respect to such matters.

Availability of Disclosure Documents

        The Corporation is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is therefore required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Corporation or through the Internet at the following addresses: http://www.sedar.com and http://www.sec.gov/edgar.shtml. Financial information related to the Corporation is provided in its comparative financial statements and management's discussion and analysis thereon for the financial year ended December 31, 2004.

Receipt of Shareholder Proposals for Next Annual Meeting

        Shareholders that will be entitled to vote at the Corporation's 2006 annual meeting of shareholders and who wish to submit a proposal in respect of any matter to be raised at such meeting must do so no later than December 23, 2005.

Director's Approval

        The Board of Directors of the Corporation has approved the contents of this Circular and the sending of it to the holders of Multiple Voting Shares and Subordinate Voting Shares.

Louis St-Arnaud Senior Vice President, Legal Affairs and Corporate Secretary

Montreal, Canada March 24, 2005

SCHEDULE A

QUEBECOR WORLD INC. STATEMENT OF CORPORATE GOVERNANCE PRACTICES
AS OF MARCH 1, 2005

TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

1.	The board of directors should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, the board should assume responsibility for the following matters:	✓	The Board of Directors of the Corporation has approved and adopted a formal mandate describing the composition, responsibilities and methods of operation of the Board of Directors (the "Mandate of the Board").
The Mandate of the Board states that the Board of Directors is responsible for the supervision of the management of the Corporation's business and affairs, with the objective of increasing shareholder value. Although management conducts the day-to-day operations of the Corporation, the Board of Directors has a duty of stewardship and regularly assesses and monitors management's performance.

From time to time, the Board may delegate certain tasks to its committees.
Copies of the mandates of the Board and its committees may be found on the Corporation's website at www.quebecorworld.com under the "Investors" tab.(1)
In addition, on February 6, 2004 the Board of Directors adopted a Code of Business Conduct which is also available on the Corporation's website.(2)

(a)	adoption of a strategic planning process;	✓	The Board is actively involved in the Corporation's strategic planning process. The Mandate of the Board provides that the Board of Directors is responsible for (i) approving the Corporation's long-term strategy, while taking into account, amongst other matters, business opportunities and risks, (ii) approving and monitoring the implementation of the Corporation's annual business plan and (iii) advising management on strategic issues. In addition, a meeting of the Board is held, at least annually, to review the Corporation's strategic plan.

(1)
The Proposed CSA Corporate Governance Rules state that a board should adopt and disclose a written board mandate. The Corporation complies with such recommendation.

(2)
The Proposed CSA Corporate Governance Rules state that a board should adopt a written code of business conduct and ethics. Such code was adopted by the Board.

TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

(b)	the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;	✓	The Mandate of the Board provides that the Board of Directors takes all reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and oversees the implementation of processes to manage these risks and opportunities. In addition, the mandate of the Audit Committee, a copy of which is set out as Schedule B to this Circular (the "Mandate of the Audit Committee"), provides that the Audit Committee is responsible for regularly reviewing and monitoring the Corporation's risk assessment and management policies, including its hedging policies, through the use of financial derivative transactions.

The Corporation has implemented a financial risk management policy. This policy establishes the framework to manage risk within the Quebecor World group of companies. The key risks identified are grouped into five categories: refinancing risk; currency; interest rate; commodity price; and investment exposure. The policy also defines parameters that assist the management of the Corporation in minimizing the effects of adverse fluctuations in foreign exchange rates, interest rates and commodity prices on the result of operations, the financial condition and shareholders' equity of the Corporation and, consequently, the potential impact on the Corporation's access to credit and capital markets.

(c)	succession planning, including appointing, training and monitoring senior management;	✓	The Mandate of the Board states that the Board of Directors is responsible for monitoring management and the Board of Directors' succession planning process. It also states that it is responsible for selecting the President and Chief Executive Officer (the "CEO") and approving the appointment of other senior management executives, monitoring and assessing the performance of the CEO and senior management and approving their compensation, while taking into consideration the expectations and fixed objectives of the Board of Directors.

TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

In addition, the mandate of the Human Resources and Compensation Committee (the "Mandate of the Human Resources and Compensation Committee") states that this committee ensures that appropriate processes are in place regarding succession planning for the position of the CEO and other members of senior management, unless this responsibility is delegated to another committee of the Board of Directors. This committee also recommends to the Board of Directors the appointment of members of senior management and the terms and conditions of their appointment and retirement or termination. It also reviews and recommends to the Board of Directors the objectives that the CEO is expected to attain, it assesses the CEO in light of those objectives and recommends to the Board of Directors the CEO's compensation. Finally, it reviews the evaluation of senior management performance and approves or, in the case of the Corporation's five most senior ranking executive officers, recommends to the Board of Directors their compensation.

(d)	a communications policy for the corporation; and	✓	The Mandate of the Board of Directors provides that the Board of Directors is responsible for reviewing, at least annually, the Corporation's Communications Policy and for monitoring the Corporation's communications with analysts, investors and the public.

(e)	the integrity of the corporation's internal control and management information systems.	✓	The Mandate of the Board states that the Board of Directors is responsible for monitoring the Corporation's internal control and management information systems as well as the Corporation's compliance with applicable legal and regulatory requirements.

TSX Standards	Does the Corporation align?	Corporate Governance Practices at the Corporation

In addition, the Mandate of the Audit Committee provides that it is responsible for monitoring the quality and integrity of the Corporation's internal control, disclosure controls and procedures and management information systems through discussions with management as well as the internal and external auditors. The Audit Committee also assists the Board of Directors in the oversight of the Corporation's compliance with applicable legal and regulatory requirements.

2.	The board of directors should be constituted with a majority of individuals who qualify as unrelated directors. An "unrelated director" is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board of directors should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.	✓	The Mandate of the Board provides that the Board of Directors shall be comprised of a majority of individuals who qualify as both unrelated and independent directors, as determined by the Board of Directors.(3) The Board of Directors is currently comprised of twelve directors, seven of whom are unrelated and it is currently anticipated that following the Meeting the number of related and unrelated directors will not change.

The Mandate of the Board also provides that the Board of Directors shall include a number of directors who do not have any interest in, or relationship with, either the Corporation or its significant shareholder and which, over time, should fairly reflect the investment in the Corporation by shareholders other than the significant shareholder. The Board of Directors currently includes eight directors who do not have any interest in, or relationship with, either the Corporation or its significant shareholder.

Under the NYSE Standards, a majority of the board members should also be "independent directors".	✓	The Board has determined that the seven unrelated directors qualify as "independent directors", as that expression is defined in Section 303A(2) of the NYSE Standards.

(3)
The Proposed CSA Corporate Governance Rules state that a majority of directors should be independent. The Corporation complies with such recommendation.

TSX Standards	Does the Corporation align?	Corporate Governance Practices at the Corporation

3.	The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board, which will be required to disclose on an annual basis whether it has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board management directors are related directors. The board will also be required to disclose, on an annual basis, the analysis of the application of the principles supporting this conclusion.

Under the NYSE Standards, no director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the corporation). Disclosure must be made of the basis for each determination.	✓ ✓	The Board of Directors is responsible for determining whether or not each director is an unrelated, independent director. In order to do so, the Board has developed categorical standards of independence which are available on the Corporation's website at www.quebecorworld.com. Based on the foregoing and on the information provided by directors as to their personal circumstances, seven of the twelve nominees for election to the Board are considered by the Board of Directors to be unrelated, independent directors.

The Honourable Richard C. Holbrooke is a related director due to a consulting arrangement between him and the Corporation as more fully described under the heading "SECTION 6 — Additional Information — Interest of Informed Persons in Material Transactions" at page 30 of the Circular.
The Right Honourable Brian Mulroney is a related director since he is Chairman of the Board of Directors of the Corporation and senior partner of Ogilvy Renault LLP, principal legal counsel to the Corporation. He has an interest in the significant shareholder because he is a director of Quebecor and Ogilvy Renault also acts as legal counsel to Quebecor.
Jean Neveu is a related director because he has been the interim CEO of the Corporation within the last three years. He has an interest in the significant shareholder since he is Chairman of the board of directors of Quebecor.

Érik Péladeau is a related director because of his position as Vice Chairman of the Board of Directors. He has an interest in the significant shareholder being the Chairman of the board of directors of Quebecor Media inc. and Vice Chairman of the board of directors of Quebecor.

Pierre Karl Péladeau is a related director and has an interest in the significant shareholder since he is President and Chief Executive Officer of the Corporation and President and Chief Executive Officer of Quebecor.

TSX Standards	Does the Corporation align?	Corporate Governance Practices at the Corporation

The other directors, namely Reginald K. Brack, Derek H. Burney, O.C., Robert Coallier, James Doughan, Eileen A. Mercier, Robert Normand and Alain Rhéaume qualify as unrelated, independent directors. None of these directors work in the day-to-day operations of the Corporation, are party to a material contract with the Corporation or receive any fees from the Corporation other than as directors.

4.	The board of directors should appoint a committee of directors composed solely of non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	✓	The Board of Directors has approved and adopted a mandate of the Nominating and Corporate Governance Committee (the "Mandate of the Nominating and Corporate Governance Committee").(4) The Mandate of the Nominating and Corporate Governance Committee provides that the committee is responsible for (i) developing and reviewing criteria for selecting directors by regularly assessing the qualifications, personal qualities, business background and diversified experience of the Board of Directors and the Corporation's needs, (ii) identifying candidates qualified to become Board members and recommending nominees for election at the next annual meeting of shareholders and (iii) assisting the Board of Directors and its Chairman in determining Board Committee membership.
The Mandate of the Nominating and Corporate Governance Committee provides that such committee shall be comprised of a minimum of three and a maximum of five members, each of whom must qualify as an unrelated and independent director, as determined by the Board of Directors.

(4)
The Proposed CSA Corporate Governance Rules state that a board should appoint a nominating committee that is composed entirely of independent directors and that such committee should have a written charter. The Board has adopted a written mandate for the Nominating and Corporate Governance Committee, pursuant to which such committee must be composed entirely of unrelated and independent directors.

TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

5.	The board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	✓	The Mandate of the Nominating and Corporate Governance Committee provides that the committee is responsible for reviewing and monitoring the organization and conduct of meetings of the Board of Directors and its committees and for developing and monitoring appropriate processes for the periodic assessment of the Board of Directors, its committees, Board of Directors and committee chairs and individual directors.

6.	The corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	✓	The Board of Directors has approved and adopted the mandate of the Nominating and Corporate Governance Committee, which committee is responsible for developing and reviewing orientation and continuing education programs for directors.(5) The Board of Directors has adopted a policy pursuant to which the Nominating and Corporate Governance Committee develops and monitors an orientation program for directors. Pursuant to such program: (i) presentations by officers and key executives of the Corporation are made regarding the business environment, methods of operation and organisational structure of the Corporation; (ii) a copy of the Corporation's Director's Manual (including a brief history of the Corporation, biographies and contact information for the directors, Board of Directors and Committee Mandates and Working Plans, the Corporation's Corporate Governance Guidelines and the Corporation's Code of Business Conduct) is provided to each director; and (iii) directors have access to other appropriate information and other orientation resources. In addition, the Corporation ensures that continuing education is provided to all directors on an ongoing basis with respect to factors and emerging trends affecting the business of the Corporation.

7.	The board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	✓	The Mandate of the Nominating and Corporate Governance Committee provides that the committee is responsible for monitoring the size and composition of the Board of Directors to ensure that directors make decisions effectively. The Board of Directors believes that a board of directors with twelve members adequately ensures that its functioning and decision-making is effective.

(5)
The Proposed CSA Corporate Governance Rules state that board should ensure that all new directors receive a comprehensive orientation and should provide continuing education opportunities for all directors. The Corporation has adopted a policy pursuant to which orientation is provided to new Board members and continuing education is provided to all directors.

TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

8.	The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	✓	The Corporation has implemented a Directors Deferred Stock Unit Plan (the "DSU Plan") under which at least 50% of each director's base compensation is paid in the form of deferred stock units. Such units are redeemed by the Corporation when a director ceases to act as such. The value of each unit, on the date of grant and on the date of redemption, is tied to the value of the Corporation's Subordinate Voting Shares on the New York Stock Exchange. By implementing this plan, the Corporation has sought to align the interests of its directors with those of its shareholders. See page 9 of this Circular for additional information about the compensation received by directors in 2004.

	Under the NYSE Standards, the compensation committee should be composed solely of "independent" directors.	✓	The Board of Directors has determined that each of the members of the Human Resources and Compensation Committee is independent within the meaning of Section 303A(2) of the NYSE Standards.

9.	Committees of the board of directors should generally be composed solely of non-management directors, a majority of whom are unrelated directors.	✓	The Board of Directors has established the following Committees, in accordance with the Corporation's By-laws:
The Executive Committee: The Board of Directors has approved and adopted a mandate of the Executive Committee (the "Mandate of the Executive Committee"). The Mandate of the Executive Committee provides that such committee shall be comprised of a minimum of three and a maximum of seven directors, a majority of whom shall qualify as unrelated and independent directors, as determined by the Board of Directors. The Mandate of the Executive Committee provides that such committee shall deal with such matters as cannot be effectively dealt with by the Board of Directors in a timely fashion and will be convened to meet on an ad hoc basis in order to do so. The members of the Executive Committee are The Right Honourable Brian Mulroney (Chairman), Reginald K. Brack, Derek H. Burney, O.C., Robert Coallier and Pierre Karl Péladeau.

TSX Standards	Does the Corporation align?	Corporate Governance Practices at the Corporation

The Audit Committee: The Board of Directors has approved and adopted the Mandate of the Audit Committee, a copy of which is attached to this Circular as Schedule B. The Mandate of the Audit Committee provides that it shall be comprised of a minimum of three and a maximum of five members, each of whom must qualify as an unrelated and independent director, as determined by the Board of Directors.(6) Each member of the Audit Committee must be "financially literate" and at least one member must be an "audit committee financial expert" (all as determined by the Board of Directors). The Mandate of the Audit Committee also provides that members of the Audit Committee shall not receive any compensation from the Corporation other than compensation as directors and committee members. Prohibited compensation includes fees paid, directly or indirectly, for services rendered as consultant or as legal or financial advisor, regardless of the amount paid. The members of the Audit Committee are Robert Coallier (Chair), Reginald K. Brack, Robert Normand and Alain Rhéaume.

The Human Resources and Compensation Committee: The Board of Directors has approved and adopted the Mandate of the Human Resources and Compensation Committee. The Mandate of the Human Resources and Compensation Committee provides that it shall be comprised of a minimum of three and a maximum of five members, each of whom must qualify as an unrelated and independent director, as determined by the Board of Directors. This committee's responsibilities include succession planning for the CEO and members of senior management (unless this responsibility is delegated to another committee of the Board of Directors), the hiring and assessment of members of senior management and approving the compensation of senior management or, in the case of the Corporation's five most senior ranking executive officers, recommending their compensation to the Board of Directors. The members of the Human Resources and Compensation Committee are Alain Rhéaume (Chair), Derek H. Burney, O.C. and Robert Normand.

(6)
Notwithstanding the fact that Mr. Robert Normand simultaneously serves on the audit committee of more than three public companies, including the Corporation's Audit Committee, the Board of Directors has determined that such simultaneous service does not impair the ability of Mr. Normand to serve as a member of the Corporation's Audit Committee.

TSX Standards	Does the Corporation align?	Corporate Governance Practices at the Corporation

The Nominating and Corporate Governance Committee: The Board of Directors has approved and adopted the Mandate of the Nominating and Corporate Governance Committee. The Mandate of the Nominating and Corporate Governance Committee provides that such committee shall be comprised of a minimum of three and a maximum of five members, each of whom must qualify as an unrelated and independent director, as determined by the Board of Directors. This committee's responsibilities include (i) monitoring and assisting the Board of Directors and its Chairman with respect to the composition of the Board of Directors and its committees, (ii) making recommendations to the Board on directors' compensation; (iii) reviewing and monitoring the organization and conduct of meetings of the Board of Directors and its committees, (iv) assessing the Board and its committees, Board of Directors and committee chairs as well as individual directors, and (v) assisting the Board of Directors in developing, monitoring and overseeing the Corporation's corporate governance practices. The members of the Nominating and Corporate Governance Committee are Derek H. Burney, O.C. (Chair), Reginald K. Brack, Robert Coallier and Alain Rhéaume.

The Pension Committee: The Board of Directors has approved and adopted the mandate of the Pension Committee (the "Mandate of the Pension Committee"). The Mandate of the Pension Committee provides that such committee shall be comprised of a minimum of three and a maximum of five non-management directors, a majority of whom must qualify as unrelated and independent directors, as determined by the Board of Directors. This committee's responsibilities include approving and monitoring the funding policies for the Corporation's pension plans as well as the investment policy and investment objectives and guidelines for the pension plans. The members of the Pension Committee are Eileen A. Mercier (Chair), The Honourable Richard C. Holbrooke and James Doughan.

TSX Standards	Does the Corporation align?	Corporate Governance Practices at the Corporation

10.	The board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues and the corporation's response to the TSX Guidelines.	✓	The Mandate of the Board provides that the Board of Directors is responsible for overseeing management in the competent and ethical operation of the Corporation and for reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions that require approval of the Board of Directors and, where appropriate, measures for receiving shareholder feedback and the adequate public disclosure thereof.
The Mandate of the Nominating and Corporate Governance Committee provides that the Nominating and Corporate Governance Committee is responsible for developing, monitoring and overseeing the disclosure of such corporate governance structures and procedures. It is also responsible for preparing the annual statement of corporate governance practices for inclusion in the Corporation's management proxy circular or annual information form, in accordance with applicable rules and regulations.

11.	The board of directors, together with the Chief Executive Officer, should develop position descriptions for the board of directors and for the Chief Executive Officer, involving the definition of the limits to management's responsibilities. In addition, the board of directors should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting.	✓	The Mandate of the Board (see item 1 above), the Mandate of the Chief Executive Officer and the Mandate of the Chairman of the Board (see item 12 below) together serve to delineate and define the limits of management's responsibilities.(7)
The Mandate of the Human Resources and Compensation Committee provides that it is responsible for annually reviewing and recommending to the Board of Directors the objectives that the CEO is expected to attain, assessing the CEO in the light of these objectives and recommending to the Board of Directors the CEO's compensation.(8)

(7)
The Proposed CSA Corporate Governance Rules state that a board should develop position descriptions for the board chair and the CEO. Mandates have been developed for the Chairman of the Board and the CEO of the Corporation.

(8)
The Proposed CSA Corporate Governance Rules state that a board should develop or approve the corporate goals and objectives that the CEO is responsible for meeting. The Board approves the objectives of the Corporation's CEO.

TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

12.	The board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.	✓	Given the mandates of the committees of the Board of Directors and the various approval levels involved in order to authorize any major commitment, the Corporation has established appropriate structures and methods in order to ensure that the Board of Directors can function independently of management. To that end, the Board of Directors has approved and adopted the Mandate of the Chairman of the Board (the "Mandate of the Chairman of the Board"). The Mandate of the Chairman of the Board provides that the Board of Directors is chaired by an outside director who is responsible for the management, development and the effective performance of the Board of Directors. The Chairman of the Board must take all reasonable measures to ensure that the Board of Directors fully executes its mandate and that directors clearly understand and respect the boundaries between the responsibilities of the Board of Directors and of management.

In addition, in order to better ensure that the Board of Directors may function independently of management, the Mandate of the Board provides that non-management directors meet periodically without management members present. It also states that directors who do not have any interest in or relationships with either the Corporation or its significant shareholder meet periodically without management and other directors present.

13.	The audit committee should be composed solely of unrelated directors.	✓	The Audit Committee is composed of four unrelated and independent directors, as described in item 9 above.

	The CSA Audit Committee Rules state that the Audit Committee must be composed of a minimum of three members, which must be "independent".	✓	The Board of Directors has determined that the four members of the Audit Committee were "independent" within the meaning given to that term in the CSA Audit Committee Rules.

	The CSA Audit Committee Rules state that each audit committee member must be financially literate.	✓	All of the members of the Audit Committee are "financially literate" (i.e. they are able to read and understand a set of financial statements that present a breadth and level of accounting issues that are generally comparable to those that may reasonably be expected to be raised by the Corporation's financial statements). In addition, at least one member is an Audit Committee Financial Expert, as contemplated in the rules of the U.S. Securities and Exchange Commission.

TSX Standards	Does the Corporation align?	Corporate Governance Practices at the Corporation

The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The committee duties should include oversight responsibility for management reporting on internal control.	✓	The Mandate of the Audit Committee provides that it shall at all times have a direct line of communication with the internal and external auditors. It also provides that the Committee is responsible for overseeing management's reporting on internal control and disclosure control and procedures.

The CSA Audit Committee Rules state that an audit committee must recommend to the board of directors: (a) the external auditor to be nominated for the purposes of preparing or issuing an auditors' report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditor.	✓	The mandate of the Audit Committee states that the committee is responsible for recommending the appointment and, if appropriate, the termination of external auditors, monitoring their qualifications, performance and independence and approving the basis and amount of their fees.

The CSA Audit Committee Rules state that an audit committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuer's external auditor.	✓	The mandate of the Audit Committee states that the committee approves and oversees the disclosure of all audit services provided by the external auditors, determines which non-audit services the external auditor is prohibited from providing, and approves and oversees the disclosure of permitted non-audit services to be performed by the external auditors to the Corporation or its subsidiaries.

The CSA Audit Committee Rules state that an audit committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.	✓	The mandate of the Audit Committee mentions that the committee must establish and monitor procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls, or auditing matters including the anonymous submission by employees of concerns respecting accounting or auditing matters. The Corporation has adopted such procedures. Please refer to the corporate governance guidelines of the Corporation available at www.quebecorworld.com for more details on these procedures.

The CSA Audit Committee Rules state that the audit committee must review and approve the issuer's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.	✓	The mandate of the Audit Committee provides that the committee is responsible for reviewing hiring policies for current and former partners or employees of the external auditors.

TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation

14.	The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. This engagement should be subject to the approval of an appropriate committee of the board.	✓	The Board of Directors has approved and adopted a policy that, subject to approval by the Nominating and Corporate Governance Committee, permits individual members of the Board of Directors to seek legal or expert advice at the Corporation's expense from a source independent of management. In addition, the Audit Committee, the Nominating and Corporate Governance Committee and the Human Resources and Compensation Committee may hire experts to help them execute their respective mandates, subject to the requirement to advise the Chairman of the Board thereof.

SCHEDULE B

QUEBECOR WORLD INC.
MANDATE OF THE AUDIT COMMITTEE

The Audit Committee (the "Audit Committee") assists the Board of Directors (the "Board") in overseeing the Corporation's financial controls and reporting. The Audit Committee also monitors whether the Corporation complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management. The Audit Committee is a standing committee of the Board.

  COMPOSITION AND QUORUM

The Audit Committee is composed of a minimum of three and a maximum of five members, each of whom qualifies as an unrelated and independent (as that term is defined under applicable Canadian and U.S. laws and regulations) director, as determined by the Board; each member of the Audit Committee must be financially literate and at least one member must be an audit committee financial expert (all as determined by the Board).

Members of the Audit Committee do not receive any compensation from the Corporation other than compensation as directors and committee members. Prohibited compensation includes fees paid, directly or indirectly, for services as consultant or as legal or financial advisor, regardless of the amount, but excludes any compensation approved by the Board and that is paid to the directors as members of the Board and its Committees

The quorum at any meeting of the Audit Committee is a majority of its members.

Because of the Audit Committee's demanding role and responsibilities, the Nominating and Corporate Governance Committee reviews any invitation to Audit Committee members to join the audit committee of the board of directors of any other company or corporation. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Audit Committee, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee.

  RESPONSIBILITIES

The Audit Committee has the following responsibilities:

  With respect to accounting and financial reporting

1.
Reviewing with management and the external auditor the annual financial statements and accompanying notes, the external auditor's report thereon and the related press release, and obtaining explanations from management on all significant variances with comparative periods, before recommending approval by the Board and the release thereof.

2.
Reviewing with management and the external auditor the quarterly financial statements and accompanying notes, the external auditor's review thereof and the related press release before recommending the approval by the Board and the release thereof.

3.
Reviewing the financial information contained in the Annual Information Form/40-F, Annual Report, Management Proxy Circular, Management's Discussion and Analysis, prospectuses, and Forms 6K (including any Supplemental Disclosure documents thereto) and other documents containing similar financial information before their public disclosure or filing with regulatory authorities in Canada or the United States of America.

4.
Reviewing with management and the external auditor the quality and not just the acceptability of the Corporation's accounting policies and any changes that are proposed to be made thereto, including (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor's preferred treatment, and (iii) any other material communications between the external auditor and management with respect thereto, and reviewing the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

5.
Reviewing with the external auditor any audit problems or difficulties and management's response thereto and resolving any disagreement between management and the external auditor regarding accounting and financial reporting.

6.
Periodically reviewing the Corporation's Communications Policy to ensure that it conforms with applicable legal and regulatory requirements.

7.
Ensure that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements other than the public disclosure referred to in paragraphs 1 and 2 above, and periodically assess the adequacy of those procedures.

8.
Reviewing the Audit Committee's report to the shareholders.

  With respect to risk management, internal controls and disclosure controls and procedures

1.
Monitoring the quality and integrity of the Corporation's internal control, disclosure controls and procedures and management information systems, through discussions with management and the internal and external auditors.

2.
Overseeing management's reporting on internal control and disclosure controls and procedures.

3.
Reviewing on a regular basis and monitoring the Corporation's risk assessment and management policies, including hedging policies through the use of financial derivative transactions.

4.
Annually, as of December 31, 2006, reviewing the report of the external auditor on management's assessment of the Corporation's internal control over financial reporting and any other report describing any material issues raised by the most recent reviews of internal controls and management information systems or by any inquiry or investigation by governmental or professional authorities and any recommendations made and steps taken to deal with any such issues.

5.
Assisting the Board with the oversight of the Corporation's compliance with applicable legal and regulatory requirements.

6.
Establishing and monitoring procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls, or auditing matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters.

7.
Establishing and monitoring procedures for "whistleblower protection" to ensure that no employee of the Corporation and its subsidiaries or business units are discharged or otherwise penalized for reporting in good faith to his or her supervisor or to any competent authorities, potential violations of any laws or regulations applicable to the Corporation.

8.
Reviewing and approving the Corporation's Code of Ethics (including any modifications thereto) for its Chief Executive Officer, Chief Financial Officer, controller and principal accounting officer and persons performing similar functions; and ensuring that there are no violations thereto.

  With respect to the internal auditors

1.
Monitoring the qualifications and performance of the internal auditors.

2.
Reviewing the internal audit program, its scope and capacity to ensure the effectiveness of the systems of internal control and reporting accuracy.

3.
Monitoring the execution of the internal audit plan and following through with the recommendations made by the internal auditors to ensure that the management of the Corporation takes, in each case, the appropriate steps to correct any deficiencies

4.
Ensuring that the internal auditors are always ultimately accountable to the Audit Committee and the Board.

  With respect to the external auditor

1.
Reviewing, at least annually, a report by the external auditor describing its internal quality-control procedures; any material issues raised by the most recent internal quality-control review of the firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the external auditor, and any steps taken to deal with any such issues.

2.
Reviewing the annual written statement of the external auditors regarding all its relationships with the Corporation and discussing any issues, relationships or services that may impact on its objectivity or independence.

3.
Approving the appointment and, if appropriate, the termination (both subject to shareholder approval) of the external auditor and monitoring its qualifications, performance and independence.

4.
Approving and overseeing the disclosure of all audit services provided by the external auditor to the Corporation or any of its subsidiaries, determining which non-audit services the external auditor is prohibited from providing and, exceptionally, pre-approving and overseeing the disclosure of permitted non-audit services to be performed by the external auditor, in accordance with applicable laws and regulations

5.
Approving the basis and amount of the external auditor's fees for both audit and authorized non-audit services.

6.
Reviewing the audit plan with the external auditor and management and approving the scope, extent and schedule of such audit plan.

7.
Reviewing the Corporation's hiring policies for current and former partners or employees of the external auditor.

8.
Ensuring the respect of legal requirements regarding the rotation of relevant partners of the external auditor, on a regular basis, as required.

9.
Ensuring that the external auditor is always accountable to the Audit Committee and the Board.

10.
Making arrangements for sufficient funds to be available to effect payment of the fees of the external auditor and of any advisors or experts retained by the Audit Committee.

  With respect to the controlling shareholder

1.
While recognizing the control framework and culture of the Corporation's principal shareholder, establishing close coordination and communication with the audit committee of the controlling shareholder's board of directors.

2.
Providing for substantial sharing of information with the controlling shareholder and its audit committee, to the extent permitted by law, while putting in place safeguards to ensure that the sharing of information is not used by the controlling shareholder to the disadvantage of the Corporation's minority shareholders.

3.
Reviewing and monitoring all material non arm's length transactions.

  METHOD OF OPERATION

1.
The Chairman of the Audit Committee is appointed each year by the Board.

2.
The Secretary or Assistant Secretary of the Corporation acts as the secretary of the Audit Committee.

3.
Meetings of the Audit Committee are held at least quarterly and as required.

4.
The Chair of the Audit Committee develops the agenda for each meeting of the committee in consultation with the Chief Financial Officer. The agenda and the appropriate material are provided to members of the Audit Committee on a timely basis prior to any meeting of the Audit Committee.

5.
The Chair of the Audit Committee reports regularly to the Board on the business of the Committee.

6.
The Audit Committee has at all times a direct line of communication with the internal and external auditors.

7.
The Audit Committee meets on a regular basis without management or the external auditor.

8.
The Audit Committee meets separately with management, the internal and external auditors at least annually, and more frequently as required.

9.
The Audit Committee may, in appropriate circumstances, engage external advisors, subject to advising the Chairman of the Board thereof.

10.
The Audit Committee annually reviews its mandate and reports to the Board on its adequacy and publication requirements.

11.
The Nominating and Corporate Governance Committee annually supervises the performance assessment of the Audit Committee and its members.

12.
The minutes of the Audit Committee meetings are approved by the Committee and submitted to the Board for information purposes.

        Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation's financial statements are complete and accurate. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor. The Audit Committee's oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation's financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles or generally accepted auditing standards.

* * * * * * *

SCHEDULE C

QUEBECOR WORLD INC.
SHAREHOLDER PROPOSAL

The American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) has submitted the following shareholder proposal for consideration at Quebecor World's 2005 Annual Meeting of Shareholders. This shareholder proposal was submitted in English and was translated into French by Quebecor World.

RESOLVED: The stockholders of Quebecor World Inc. (the "Company") request that the Board of Directors seek approval of the holders of its Subordinate Voting Shares at least every three years to continue the Company's share structure.

SUPPORTING STATEMENT OF THE AFL-CIO:

The Company has two classes of stock with disparate voting rights. As of the Record Date of the 2004 Annual and Special Meeting of Shareholders (the "Annual Meeting"), there were 46,987,120 Multiple Voting Shares, each of which carries the right to 10 votes per share, and 85,158,677 Subordinate Voting Shares, each of which carries the right to one vote. Of the two classes of shares that carry voting rights, the Subordinate Voting Shares are the only ones listed and traded on the Toronto Stock Exchange and the New York Stock Exchange ("NYSE").

The 2004 Management Proxy Circular declares that Quebecor Inc. held 99.84% of the Multiple Voting Shares issued and outstanding and 84.52% of all the voting interests in the Company. In contrast, the Multiple Voting Shares represent a minority of capital invested in the Company. A trust constituted for the benefit of the Company's founding family has voting control of Quebecor Inc.

We believe this disproportionate voting power presents a significant danger to the stockholders. As Louis Lowenstein has observed, dual class voting stocks reduce accountability for corporate officers and insiders. What's Wrong With Wall Street (1988). They eliminate "checks or balances, except for fiduciary duty rules that reach only the most egregious sorts of behaviour." 1989 Columbia Law Review 979, 1008.

The danger of such disproportionate power is illustrated, in our view, by the charges of fraud that have recently been brought against the top executives of Hollinger International and Adelphia Communications. Each of those companies had a capital structure that gave disproportionate voting power to insiders. We believe those capital structures were a factor that contributed to the alleged frauds by reducing accountability.

Moreover, a study by Burgundy Asset Management found that companies with single-class structures outperformed their dual-class counterparts over time. www.burgundy-asset.com/sept-96.asp. Dual-class structures could also make it more difficult to raise additional capital by investors opposed to dual-class structures, such as the Canadian Coalition on Good Governance, formed by 23 of Canada's leading institutional investors with a combined $400 billion in assets.

In 1994, the NYSE prohibited dual-class structures for U.S. companies. Since this new regulation went into effect, many companies have switched to a one share, one vote structure.

In Canada, Sherritt International Corp., Home Capital Group Inc., Sino-Forest Corp., Gildan Activewear, and MDC Partners Inc. have recently eliminated stocks with disparate voting rights in order to provide each share of their common stock with a single vote.

The holders of Subordinate Voting Shares should, therefore, have an opportunity to re-approve the Company's share structure at least every three years.

For these reasons, please vote FOR this proposal.

QUEBECOR WORLD'S RESPONSE:

Quebecor World has carefully reviewed the shareholder proposal submitted by the AFL-CIO reproduced above. The subject matter of such shareholder proposal is, pursuant to applicable law and Quebecor World's by-laws, a matter that is solely within the purview of the holders of the Corporation's Multiple Voting Shares and Subordinate Voting Shares voting together. Consequently, the proposal will be voted on by all such shareholders. Quebecor World wishes to inform shareholders that its significant shareholder, Quebecor Inc., has advised the Corporation of its intention to vote all of its Multiple Voting Shares against the shareholder proposal and has requested that the vote thereon take place by ballot.

* * * * * *

C-1

QuickLinks

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR
SCHEDULE A
QUEBECOR WORLD INC. STATEMENT OF CORPORATE GOVERNANCE PRACTICES AS OF MARCH 1, 2005
SCHEDULE B QUEBECOR WORLD INC. MANDATE OF THE AUDIT COMMITTEE
SCHEDULE C QUEBECOR WORLD INC. SHAREHOLDER PROPOSAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie Chlumecky

Name:   Marie Chlumecky
Title:      Assistant Secretary

Date:     April 13, 2005